UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    September 28, 2022

Takara Leben Co., Ltd.

Sumitomo Mitsui Finance and Leasing Company, Limited

SMFL MIRAI Partners Company, Limited

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Godo Kaisha Green Energy

Notice Regarding the Commencement of Tender Offer for Investment Units

                        of Takara Leben Infrastructure Fund, Inc. (Stock Code: 9281)

                         and Execution of Business Alliance Agreement

Tokyo, September 28, 2022 - On September 28, 2022, Takara Leben Co., Ltd., (Representative Director: Kazuichi Shimada) (“Takara Leben”), SMFL MIRAI Partners Company, Limited (Representative Director and President: Tatsurou Terada) (“SMFL MIRAI Partners”), a wholly-owned subsidiary of Sumitomo Mitsui Finance and Leasing Company, Limited (Representative Director and President: Masaki Tachibana) (“SMFL”), of which 50% of voting rights are owned by Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta (“SMFG”), and Sumitomo Mitsui Banking Corporation (President and Chief Executive Officer: Makoto Takashima) (“SMBC”), a wholly-owned subsidiary of SMFG (group companies including SMFG are collectively referred to as “SMBC Group”), have determined to enter into the tender offer agreement as of September 28, 2022 and acquire the investment units (the “Investment Units) of Takara Leben Infrastructure Fund, Inc. (the “Target Company”; Stock Code: 9281, listed on the Infrastructure Fund Market of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”)) through a tender offer (the “Tender Offer”) pursuant to the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Act”) through Godo Kaisha Green Energy (Head Office: Minato-ku, Tokyo, Representative Member, General Incorporated Association Green Energy, Operating Officer: Masaki Aguni) (the “Tender Offeror”) (Takara Leben, SMFL MIRAI Partners and SMBC that are scheduled to make tokumei kumiai investments to the Tender Offeror as described below are collectively referred to as the “Proposed Tender Offeror Sponsors,” and the Tender Offeror and the Proposed Tender Offeror Sponsors are collectively referred to as the “Tender Offeror Group”). On September 28, the Tender Offeror also has determined to acquire the Investment Units through the Tender Offer.

It is also announced that Takara Leben, SMFL MIRAI Partners and SMBC have entered into the business alliance agreement regarding collaboration in the renewable energy field as of September 28, 2022.

I. Tender Offer

1.	Purposes of Tender Offer
(1)	Overview of Tender Offer

The Tender Offeror is a godo kaisha incorporated on August 25, 2022 for the purpose of acquiring and holding the Investment Units and has entered into a separate tokumei kumiai agreement with each of Takara Leben (Note 1), SMFL MIRAI Partners and SMBC on September 28, 2022. As of today, no tokumei kumiai investments have been made under each of the tokumei kumiai agreements. However, subject to the completion of the Tender Offer, tokumei kumiai investments will be made from Takara Leben (700 thousand yen), SMFL MIRAI Partners (251 thousand yen) and SMBC (49 thousand yen). If each tokumei kumiai investment is made, the Tender Offeror is expected to become Takara Leben’s subsidiary (meaning the subsidiary provided for in Article 8, Paragraph 3 of the Regulation on Terminology, Forms, and Preparation Methods of Financial Statements (Ministry of Finance Order No. 59 of 1963, as amended).

As of today, none of SMFL MIRAI Partners and SMBC holds the Investment Units, but the Tender Offeror holds one (1) unit of the Investment Units (ownership ratio (Note 2): 0.00%) (Note 3) and Takara Leben, the largest unitholder in the Target Company, holds 19,685 units of the Investment Units (ownership ratio: 6.60%), and Leben Community Co., LTD. (“Leben Community”), a wholly-owned subsidiary of Takara Leben, holds 1,675 units of the Investment Units (ownership ratio: 0.56%).

(Note 1)

As stated in the “Notice of Transition to a Holding Company Structure through a Simple Absorption-type Company Split and Partial Amendments to the Articles of Incorporation (Corporate Name and Business Objectives)” announced on May 13, 2022, Takara Leben intends to change its corporate name to “MIRARTH HOLDINGS, Inc.” on October 1, 2022.

(Note 2)

The term “ownership ratio” means the ratio (expressed as a percentage rounded to two decimal places) of the number of investment units held by a relevant unitholder to the number of issued investment units (298,357 units) of the Target Company as of May 31, 2022 as stated in the annual securities report for the 13th fiscal year submitted by the Target Company on August 30, 2022 (the “Annual Securities Report”). Since the Target Company does not hold its treasury investment units as of today, the ownership ratio is expressed as the percentage of the total number of issued investment units (298,357 units); hereinafter the same.

(Note 3)

In order to exercise the right to access and copy the unitholders register of the Target Company with a view to giving guidance to other unitholders of the Target Company during the period of the Tender Offer (the “Tender Offer Period”), the Tender Offeror acquired one (1) unit of the Investment Units from Takara Leben in an off-market transaction at a price of 114,700 (the closing price of the Investment Unit on the Tokyo Stock Exchange as of September 26, 2022) on September 27 pursuant to the investment unit transfer agreement dated September 26, 2022 with Takara Leben.

On September 28, 2022, the Proposed Tender Offeror Sponsors have determined to conduct, through the Tender Offeror, the Tender Offer as part of a transaction to acquire all of the issued investment units of the Target Company (excluding the Investment Units held by the Tender Offeror and Takara Leben), which are currently listed on the Infrastructure Funds Market of the Tokyo Stock Exchange, and to take Target Company private (“Transaction”). On September 28, 2022, the Tender Offeror also has determined to acquire the Investment Units (excluding the Investment Units held by the Tender Offeror and Takara Leben) through the Tender Offer. As stated above, each of the Proposed Tender Offeror Sponsors entered into a separate tokumei kumiai agreement with the Tender Offeror, and the Tender Offeror, a tokumei kumiai operator, will conduct the Tender Offer pursuant to such agreements. For reference’s sake, the Tender Offeror’s equity interests are held entirely by General Incorporated Association Green Energy in order to achieve bankruptcy remoteness. General Incorporated Association Green Energy is an entity of which investor is a third party independent from any Proposed Tender Offeror Sponsors, and does not intend to make any decisions independently. With respect to the Tender Offeror’s asset management, the Tender Offeror entered into an asset management agreement with Takara Asset Management Co., Ltd. (the “Asset Manager”), a wholly-owned subsidiary of Takara Leben, and has entrusted the asset management service to the Asset Manager.

In addition, the Proposed Tender Offeror Sponsors have entered into a tender offer agreement (the “Tender Offer Agreement”) as of September 28, 2022 in connection with the implementation of the Tender Offer by the Tender Offeror. Under the Tender Offer Agreement, Takara Leben has agreed that Takara Leben would not tender all of its own Investment Units (number of investment units held: 19,685 and ownership ratio: 6.60%) (the “Investment Units Agreed Not to Be Tendered”) in the Tender Offer and would cause Leben Community to tender all of its own Investment Units (number of investment units held: 1,675 units and ownership ratio: 0.56%) (the “Investment Units Agreed to Be Tendered”) in the Tender Offer. For details on the Tender Offer Agreement, please refer to “(6) Matters concerning material agreements regarding the Tender Offer” below.

In addition, the Proposed Tender Offeror Sponsors are considering continuing the business operation of not only the renewable energy power generation business by using the solar power generation facilities, etc. held by the Target Company, but also in a wide range of renewable energy power generation businesses through collaboration, even after the Transaction, and have agreed on September 28, 2022 to promote collaboration aimed at building a stable operating system in anticipation of the end of the renewable energy feed-in tariffs system (the “FIT System”) in the future by utilizing the know-how of development and operation of solar power generation facilities held by Takara Leben, the solution lists and know-how relating to decarbonization held by SMFL MIRAI Partners, and the customer network and financial resources held by SMBC Group.

In the Tender Offer, the Tender Offeror has set 179,219 units (ownership ratio: 60.07%) as the minimum number of investment units to be purchased, and, if the total number of Investment Units tendered in the Tender Offer (the “Tendered Shares”) is less than such minimum number, the Tender Offeror will not purchase any of the Tendered Shares. The minimum number of investment units to be purchased in the Tender Offer (179,219 units) has been set such that the aggregate number of voting rights of the Target Company to be held by the Tender Offeror and Takara Leben after the completion of the Tender Offer will be equivalent to, or more than, two-thirds of the total voting rights of the Target Company corresponding to the number of investment units obtained by deducting (A) the total of the number of the Investment Units held by the Tender Offeror (one (1) unit) and the number of the Investment Units held by Takara Leben (19,685 units), from (B) the number obtained by multiplying the number of voting rights (298,357) concerning the total number of issued investment units as of May 31, 2022 (298,357 units) as stated in the Annual Securities Report by two-thirds (198,905 units, rounded up to the nearest whole number).

If the Tender Offeror fails to acquire all of the total number of issued investment units of the Target Company (excluding the Investment Units held by the Tender Offeror and Takara Leben) through the Tender Offer even after the completion of the Tender Offer, the Tender Offeror intends to implement a series of procedures (the “Squeeze-Out Procedures”) in order to make the Tender Offeror and Takara Leben the only unitholders of the Target Company and take the Target Company private, as described in “(4) Policy for organizational restructuring after the Tender Offer (matters relating to two-step acquisition)” below. Since the implementation of the Squeeze-Out Procedures requires the approval of at least a two-thirds majority of the voting rights of the unitholders present at a unitholders’ meeting provided for in Article 93-2, Paragraph 2 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trust Act”), the minimum number of investment units to be purchased has been set such that the Tender Offeror and Takara Leben will be able to meet such requirements without cooperation of other unitholders.

On the other hand, the Tender Offeror intends to take the Target Company private and acquire all of the total number of issued investment units of the Target Company (excluding the Investment Units held by the Tender Offeror and Takara Leben) through the Tender Offer, and, if the total number of the Tendered Shares is no less than the minimum number (179,219 units), the Tender Offeror will purchase all of the Tendered Shares.

After the completion of the Tender Offer, the Tender Offeror will finance the settlement of the Tender Offer and its ancillary costs by obtaining a loan from SMBC.

According to the “Notice Regarding Expression of Opinion to Support with respect to, and Recommendation for, the Tender Offer for Investment Units of Takara Leben Infrastructure Fund, Inc. (Stock Code: 9281) by Godo Kaisha Green Energy” released on September 28, 2022 by the Target Company (the “Target Company’s Press Release”), the Target Company resolved at a meeting of its board of directors held on the same day, to express an opinion in favor of the Tender Offer and to recommend that the unitholders of the Target Company tender their investment units in the Tender Offer. For details on the decision-making, please refer to the Target Company’s Press Release and “(vi) Target Company’s obtaining approvals from all non-interested directors of the Target Company” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.

(2)	Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer

(A)	Purpose of the Tender Offer and decision-making process
(i)	Overview of Takara Leben and Target Company

Takara Leben was incorporated in September 1972 and has been growing steadily: its shares were listed on JASDAQ market of the Japan Securities Dealers Association in November 2001, listed on the Second Section of Tokyo Stock Exchange in April 2003, listed on the First Section of Tokyo Stock Exchange in March 2004, and was listed on the Prime Market of the Tokyo Stock Exchange in April 2022 following the changes in market classification. Takara Leben initially focused on the detached house sales, but subsequently launched the condominium business. According to Real Estate Economic Institute Co., Ltd. (“Real Estate Economic Institute”), Takara Leben is ranked fifth in the nationwide condominium supply performance ranking in 2021 (based on the number of condominium units). In 2010, Takara Leben began selling condominiums with solar power generation facilities (Note 1) and since then has supplied 50 of such condominiums (5,064 units) in Japan as of the end of March 2022 according to Takara Leben’s survey, including Levenheim Hikarigaoka Park (completed in July 2011), the first condominium with solar power generation facilities supplied by Takara Leben in the Tokyo metropolitan area.

(Note 1)

The term “condominiums with solar power generation facilities” means condominiums installed with solar power generation facilities, including both condominiums that enable each resident to use the electricity generated by solar power generation facilities and condominiums that sell the entire amount of electricity; hereinafter the same applies.

As of today, Takara Leben has 10 subsidiaries and 18 affiliates (together with Takara Leben “Takara Leben Group”). Takara Leben is an electricity generation utility provided for in Article 2, Paragraph 1, Item 15 of the Electricity Business Act (Act No. 170 of 1964, as amended). In 2013, Takara Leben also entered the mega-solar business, and as of the end of June 2022, it operates solar power generation facilities, etc. with combined output volume of 314MW (including those operated by the Target Company and of which operators are Takara Leben and other Takara Leben Group companies). In addition to the development of solar power facilities, Takara Leben has sold the developed solar power facilities to the Target Company, a listed infrastructure fund that is solely sponsored by Takara Leben, and Takara Leben Group companies have been entrusted by the Target Company with the services related to the administration and maintenance (“AM”) (Note 2) (the “AM Services”) and the services related to the operations and maintenance (“O&M”) (Note 3) (“O&M Services”) with respect to the sold facilities. Accordingly, Takara Leben believes that it has engaged in a wide range of solar power generation-related business. Takara Leben has acquired know-how related to the operation of solar power generation facilities through such business development. In particular, Takara Leben has supported the continuous growth of the Target Company by selling a total of 42 solar power generation facilities (output volume: approximately 171MW and sales price: approximately 68.6 billion yen) to the Target Company that is solely sponsored by Takara Leben during the period from June 2016, when the Target Company was listed, to December 2021 as well as providing the AM Services, the O&M Services, and the warehousing functions. In addition, Takara Leben made ACA Clean Energy Co., Ltd. (currently, Leben Clean Energy Co., Ltd.) its consolidated subsidiary on April 13, 2021 by acquiring the shares. Takara Leben believes that Leben Clean Energy Co., Ltd. has accumulated an extensive track record by developing small-scale solar power generation facilities nationwide since its foundation. In addition, Takara Leben aims to build a business model not dependent on the FIT System, including on-site and off-site PPA (Note 4) and regional microgrid (Note 5) initiatives. By making Leben Clean Energy Co., Ltd. its consolidated subsidiary, Takara Leben has further strengthened its power generation and energy businesses.

(Note 2)

The term “administration and maintenance” means decisions and execution on behalf of the entrustor with respect to the preparation and execution of the business plan of a renewable energy power plants, decisions and execution on behalf of the entrustor with respect to the support for the execution of contracts and the exercise of rights and the performance of obligations under contracts, decisions and execution on behalf of the entrustor with respect to matters that have a material impact on the value of the business or power plants, as well as supervision, instruction and information provision to project-related parties, business income and expenditure management, report preparation, and other administrative procedures, etc.

(Note 3)

The term “operation and maintenance” means the operation management and maintenance of power plants, such as monitoring of operating conditions, patrols and daily inspections of power plants, response to defects, reports on operating results and inspection, maintenance and repair results, mowing, inspections and other safety management operations stipulated in safety regulations, applications and reports stipulated by laws and regulations, and emergency response and communication with related parties in the event of an accident.

(Note 4)

The term “PPA” means transactions or contracts (including power supply contracts) for the sale of electricity generated from renewable energy and associated environmental values to certain customers. The term “on-site type” means a system in which renewable energy power generation facilities are installed on the premises of consumers to supply electricity without going through the electrical grid, and the term “off-site type” mean a system in which power is transmitted from renewable energy generation facilities away from customers to customers through the electrical grid.

(Note 5)

The term “regional micro grid” means a system that can generate electricity with renewable energy such as solar power and biomass power generation within a limited community, and control the amount of electricity with storage batteries, etc. to meet the electricity demand within such community. This term includes a system that may receive the supply of electricity from the electrical grid in case where the amount of power generated within a community and the amount released from a storage battery are insufficient to meet the electricity demand within the community.

In addition, Takara Leben believes that the renewable energy market will further grow and expand because (a) the market is continuing its tendency to expand due to the global transition toward decarbonization and technological developments such as power generation and storage efficiency, and (b) under the 6th Strategic Energy Plan formulated by the Agency for Natural Resources and Energy in October 2021, the government aims to address maximum introduction of renewable energy as major power sources on the top priority and the solar energy is positioned as the main renewable energy under the plan. In the mid-term management plan announced on May 14, 2021, Takara Leben formulated its a long-term vision of “National Brand Establishment - Become a “company trusted by all stakeholders” as the professional of space/city/renewable energy development.” In the energy business in particular, under the concept of “Develop a business model for de-FIT. Actively penetrate direct and bilateral energy trading,” Takara Leben is continuing to develop power plants and purchase power plants that have already been in operation, and aims to build a business model not dependent on the FIT System, with the aim of achieving the target of a cumulative output volume (360MW) (including the output volume of power plants already sold by Takara Leben) by the end of the fiscal year ending March 2025.

The Target Company is an investment corporation (infrastructure fund) incorporated on August 5, 2015 by the Asset Manager, a subsidiary of Takara Leben, as a promoter, in accordance with the Investment Trust Act, and completed the registration with the Kanto Local Finance Bureau on September 2, 2015 (Registration No.: Director-General of the Kanto Local Finance Bureau No. 105), and was listed on the Infrastructure Fund Market of the Tokyo Stock Exchange (stock code: 9281) on June 2, 2016 as the first infrastructure fund in Japan.

The Target Company has adopted a leasing scheme (the “Leasing Scheme”) under which it leases its operating asset under management to Takara Leben, an electricity generation utility, and its consolidated subsidiaries under the accounting rules, ten electricity generation utilities in total (including the entities that are not electricity generation utilities as provided for in the Article 2, Paragraph 1, Item 15 of the Electric Power Business Act; hereinafter the same.): Green Mega Solar Godo Kaisha, LS Chiba Narita Godo Kaisha, LS Iwate Hirono Godo Kaisha, Godo Kaisha SDX, Leben Solar Chiba Sanmu Godo Kaisha, Leben Solar Hiroshima Mihara Godo Kaisha, Godo Kaisha RS, Katsuura Okitsu Solar Godo Kaisha, Leben Solar Okayama Tsuyama Godo Kaisha or Leben Solar No. 1 Godo Kaisha (the “Electricity Generation Utility SPCs”), and receives basic rent and floating rent from these lessees (in the case of the asset under management held as trust beneficiary interests by the Target Company, the trustee as lessor receives rents and the Target Company receives trust dividends backed by rent; hereinafter the same.) The basic rent received by the Target Company from the lessee is the fixed rent and it is intended that the Target Company earns a stable income even if the output volume declines due to unseasonable weather. The Electricity Generation Utility SPCs generates electricity using renewable energy power generation facilities, etc. held by the Target Company, and Takara Leben is entrusted by the Electricity Generation Utility SPCs to act as their operator (a person having initiative role to control on operating asset as provided for by the Tokyo Stock Exchange’s Securities Listing Regulations and the Enforcement Rules; hereinafter the same.). In addition, Takara Leben jointly and severally guarantees the obligation to pay fixed rents and covenants to procure necessary funding by making tokumei kumiai investments or other method if an Electricity Generation Utility SPC is short of funds to pay taxes and public charges or any expenses payable to a third party.

The Target Company has been receiving certain support from Takara Leben Group so that the Target Company can achieve the medium-to-long term growth by making use of Takara Leben’s operational know-how related to solar power generation businesses generally as well as leveraging the Asset Manager’s expertise to effectively utilize renewable energy power generation facilities, etc. held by the Target Company. Specifically, in addition to the above-mentioned transactions with the Asset Manager, Takara Leben and the Electricity Generation Utility SPCs, the Target Company has been working to expand its asset size through supports provided by Takara Leben such as preferential access to property information on renewable energy power generation facilities and real estate-related assets held by Takara Leben Group, preferential negotiation rights, the provision of information on properties owned by third parties, assistance in asset acquisition operations. The Target Company entrusts the O&M Services of its solar power generation facilities to Takara Leben Group and has also sought to stabilize incomes over the medium to long term by maintaining and improving its asset value from a medium-to long-term perspective through appropriate facility inspections, repairs, and facility upgrades upon asset acquisition based on Takara Leben Group’s technical know-how related to solar power generation facilities.

Upon the incorporation of the Target Company, Takara Leben acquired all of the newly issued 2,000 investment units on August 5, 2015, at the price of 100,000 yen per unit (the ownership ratio at that time: 100.00%). The “ownership ratio at that time” in this paragraph means the ratio of the number of investment units held by the relevant unitholder at a given time to the total number of issued investment units of the Target Company (rounded to the second decimal place). On June 1, 2016, Takara Leben acquired 5,028 units of the investment units issued by the Target Company through a public offering (number of newly issued investment units: 45,166 units) at the price of 100,000 yen per unit, bringing the number of investment units held by Takara Leben to 7,028 units (the ownership ratio at that time: 14.9%), on June 1, 2017, Takara Leben acquired 9,734 units of the investment units issued by the Target Company through a public offering (number of newly issued investment units: 65,288 units) at the price of 95,499 yen per unit, bringing the number of investment units held by Takara Leben to 16,762 units (the ownership ratio at that time: 14.6%), on June 1, 2018, Takara Leben acquired 2,924 units of the investment units issued by the Target Company through a public offering (number of newly issued investment units: 19,618 units) at the price of 113,384 yen per unit, bringing the number of investment units held by Takara Leben to 19,686 units (the ownership ratio at that time: 14.3%). Since Takara Leben transferred one (1) unit to the Tender Offeror at the price of 114,700 yen on September 27, 2022, Takara Leben currently holds 19,685 units (the ownership ratio: 6.60%) of the total number of issued investment units (298,357 units). In addition, on December 2, 2019, Leben Community acquired 809 units of the investment units issued by the Target Company through a public offering (number of newly issued investment units: 53,400 units) at the price of 122,063 yen per unit, bringing the number of investment units held by Leben Community to 809 units (the ownership ratio at that time: 0.42%), on December 1, 2021, Leben Community acquired 866 units of the investment units issued by the Target Company through a public offering (number of newly issued investment units: 74,050 units) at the price of 108,994 yen per unit, bringing the number of investment units held by Leben Community to 1,675 units (the ownership ratio at that time: 0.57%), As of today, Leben Community holds 1,675 units (the ownership ratio: 0.56%) of the total number of issued investment units (298,357 units).

(ii)     Takara Leben’s understanding of the business environment in which the Target Company operates

Looking at the business environment in which the Target Company operates, Takara Leben believes that changes in the external environment caused by changes in governmental policies and systems are becoming more substantial, as described below.

Takara Leben currently believes that there are certain hurdles to the continuous expansion of the Infrastructure Fund Market due to tax and legal constraints, as described below. Listed infrastructure funds, including the Target Company, are required to ensure that the book value of certain securities, real estate, and other assets provided for by the Order for Enforcement of the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended) among the specified assets held by an investment corporation at the end of the fiscal year exceeds half of the total asset value held at that time (the “Asset Requirements”) as one of the requirements to satisfy the conduit requirements (the “Conduit Requirements”) (deducting the distributions of income in determining the taxable income as permitted to avoid double taxations between an investment corporation and its unitholders). The term “other assets provided for by the Order for Enforcement of the Act on Special Measures Concerning Taxation” does not, in principle, include renewable energy power generation facilities. However, as of today, if a listed investment corporation stipulates in its articles of incorporation that renewable energy power generation facilities (including renewable energy generation facilities included in the property concerning the business that is the purpose of a tokumei kumiai agreement, etc. entered into by such investment corporation) should be operated only through the lease to other entity and acquires renewable energy generation facilities during the period up to March 31, 2023, such renewable energy generation facilities shall also be included in “other assets provided for by the Order for Enforcement of the Act on Special Measures Concerning Taxation” as a special exemption to the Asset Requirements. Accordingly, under the current legislation, as long as any renewable energy generation facility is acquired during the period up to March 31, 2023, such special exemption will only be permitted for each fiscal year ending during the period between the date of acquisition (if a listed infrastructure fund acquired two or more renewable energy power generation facilities, etc. during such period, the earliest date that such listed infrastructure fund acquired such facility) and the date when twenty (20) years would have passed since the relevant facility was leased (if a listed infrastructure fund leased two or more renewable energy power generation facilities, etc. that it acquired during such period, the earliest date that such listed infrastructure fund leased such facility). Takara Leben also believes that there is a risk that infrastructure funds listed as of today will not be able to satisfy the Conduit Requirements after the final fiscal year in which the special exemption will be permitted and consequently, listed infrastructure funds will be subject to income tax, substantially decreasing the level of distributions of income. Takara Leben believes that it has already been difficult for new entrants to consider entering the Infrastructure Fund Market because they are concerned that renewable energy generation facilities to be acquired on or after April 1, 2023 will not be subject to the special exemption. The deadlines for acquiring such facilities in respect of which such special exemption to the Conduit Requirements is permitted were extended by the tax law amendments in the fiscal year 2017 and the fiscal year 2020, respectively. Although similar arrangements may be made in the tax law amendments in the fiscal year 2023, the previous amendments were just temporary measures that lasted or will last for three (3) years. Takara Leben also believes that fundamental changes to the framework of Investment Trust Act will entail many procedures and difficulties, and that such hurdles are a factor that restricts the expansion of the Infrastructure Fund Market.

In addition, Takara Leben believes that it is uncertain whether it will be able to continue selling its developed solar power generation facilities to the Target Company due to the low liquidity of the Infrastructure Fund Market and limited participation of institutional investors with relatively high pricing capabilities. According to the Monthly REIT Report (August 2022 edition) and the Monthly Infrastructure Fund Report (August 2022 edition) (published by the Japan Exchange Group), the trading value of listed infrastructure funds in August 2022 was 164 million yen per day, which is lower compared with the trading value of 37.6 billion yen per day in the real estate investment trust securities market (the “J-REIT Market”). As for the unitholders’ ratio, the simple average of the ratio of individual investors calculated based on the latest annual securities report submitted by six (6) listed infrastructure funds up to today is approximately 62.6% (the ratio of individual investors of the Target Company at the end of May 2022 is 63.5%). According to the Survey of Unitholders in Listed Real Estate Investment Trusts (REIT) (published in February 2022), the average of the ratio of individual investors is approximately 9.2% in the J-REIT Market. Therefore, the ratio of individual investors is higher in the Infrastructure Fund Market than in the J-REIT Market. Takara Leben believes that although some regional financial institutions participate in the Infrastructure Fund Market, the participation of property investors with a view of holding investments is still limited due to its low liquidity. Moreover, when Takara Leben considers selling its operating solar power generation facilities dependent on the FIT System, and if Takara Leben introduces opportunities for acquisition of such facilities to the Target Company, there are cases that the Target Company cannot consider acquiring such facilities because the level of the IRR (Internal Rate of Return) reflecting the possibility of acquisition by a third party of solar power generation facilities reliant on the FIT System is less than the level of IRR based on the yield that its unitholders demand, which makes the acquisition price offered by such third party exceed the acquisition price that the Target Company can offer. As described above, the Infrastructure Fund Market is characterized by low liquidity and a low percentage of institutional investors who are considered to have relatively high pricing capabilities. In this context, Takara Leben believes that it is uncertain whether the Target Company will be able to continue acquiring solar power generation facilities at a level that will stably achieve the yield that its unitholders demand.

In addition, since the listing of the Target Company on June 2, 2016, a total of seven (7) infrastructure funds have been listed on the Infrastructure Fund Market until the listing of Japan Infrastructure Fund Investment Corporation on February 20, 2020. However, since then, no new listing has been made. On the other hand, the number of infrastructure funds listed on the Infrastructure Fund Market, including the Target Company, decreased to six (6) due to the completion of the tender offer for Renewable Japan Energy Infrastructure Fund, Inc. by Godo Kaisha RJ7 on June 23, 2022 (the tender offer period: from May 13, 2022 to June 23, 2022) and the delisting on August 22, 2022.

As described above, Takara Leben believes that the Infrastructure Fund Market is becoming less attractive to unitholders participating in the market as there are certain hurdles to its continued expansion.

Moreover, under the current Leasing Scheme entered into among the Target Company, Takara Leben and the Electricity Generation Utility SPCs, Takara Leben and the Electricity Generation Utility SPCs as the lessee pay fixed rents based on the total expected output to the Target Company as the lessor. However, Takara Leben believes that it is becoming more likely that Takara Leben and the Electricity Generation Utility SPCs will suffer losses from selling electricity because the number of solar power generation facilities incurring so-called “negative carry” under the Leasing Scheme has been increasing due to the fact that more and more regions have started implementing the output restraint for renewable power generation facilities since April 2022. In other words, according to the “Long-term Outlook for Renewable Output Control” published by the Agency for Natural Resources and Energy on March 14, 2022, the output restraint rate in 2030 for businesses under unrestricted and free compensation rules (on the assumption that the demand measures, supply measures, and grid measures will not be implemented) was 49.3% in Hokkaido region, 41.6% in Tohoku region, 34% in Kyushu region, and 28.6% in Chugoku region. It is estimated that the output restraint rate in the Kyushu region will further increase, and the output restraint rate in the Tohoku region may exceed that in the Kyushu region. While the output volume will be kept low in regions and months where electricity demand is not high, Takara Leben believes it is highly likely that the losses incurred by Takara Leben and the Electricity Generation Utility SPCs from selling electricity will increase due to the output restraint. Among the solar power generation facilities held by the Target Company, the output restraint had been applied to only three (3) power plants in the Kyushu region (3.0% of all the solar power generation facilities held by the Target Company on a panel output capacity basis) before March 2022. Since April 2022, however, the number of these facilities that are subject to the output restraint has increased to 10, including the facilities in Tohoku region, Shikoku region, Chugoku region and Hokkaido region (25.0% of all the solar power generation facilities held by the Target Company on a panel output capacity basis). Takara Leben believes that Takara Leben and the Electricity Generation Utility SPCs will suffer further losses from selling electricity.

Under the Leasing Scheme entered into among the Target Company, Takara Leben and the Electricity Generation Utility SPCs, the Target Company sets a rent guarantee (fixed rent) for 29 properties of the 42 solar power generation properties held by the Target Company based on the total expected output (P75) (Note 6). Under such scheme, the rent guarantee is to be reduced reflecting the output restraint with regard to the project in which the output restraint is being implemented without limitation. Therefore, Takara Leben believes that compared to the listed infrastructure funds which basically determines the rent guarantee (fixed rent) based on the total expected output volume (P50) (Note 7), relatively speaking, it is less likely for “negative carry” to occur under the current rent structure. However, Takara Leben also believes that as the Target Company sets the performance-linked rent based on the actual monthly output, it is more likely that “negative carry” will occur in comparison with the listed infrastructure funds that set the performance-linked rent based on the actual output volume during each calculation period. In other words, under the Leasing Scheme entered into among the Target Company, Takara Leben and the Electricity Generation Utility SPCs, the rent is, in principle, determined on the basis of the monthly sales amount of electricity based on the actual output volume as reported by the lessee, and “negative carry” will occur if the output volume does not meet the target during a given month of each calculation period.

(Note 6)

The term “total expected output volume (P75)” is the output volume that was expected to be attainable with a 75% probability in the output simulation and technical evaluation of renewable energy power generation facilities, etc., obtained from a third party at the time of the Target Company’s acquisition of such renewable energy power generation facilities, etc.

(Note 7)

The term “total expected output volume (P50)” is the output volume that was expected to be attainable with a 50% probability in the output simulation and technical evaluation of renewable energy power generation facilities, etc., obtained from a third party at the time of the Target Company’s acquisition of such renewable energy power generation facilities, etc.

Furthermore, under the conditions that Takara Leben and the Electricity Generation Utility SPCs pay fixed rents to the Target Company, a certain fixed rent is guaranteed even if any facility deteriorates and power generation efficiency declines. Therefore, Takara Leben believes that the Target Company is less incentivized to pay expenses required for operation and management, repairs, upgrades, and improvements, etc., as an owner of the power generation facilities and that the Target Company is more incentivized to reduce these expenses. In addition, Takara Leben understands that many new technologies are emerging in recent years, even if the scope is limited to solar power generation. Takara Leben believes that it needs to examine the content of further technological innovations and flexibly and promptly adopt these technologies which will contribute to higher income in the power generation business. However, Takara Leben also believes that the Target Company is less incentivized to make additional investments in these technologies, and that if the current situation continues, Takara Leben and the Electricity Generation Utility SPCs could miss the opportunity to eliminate “negative carry.” Since Takara Leben jointly and severally guarantees the obligation of the Electricity Generation Utility SPCs to pay fixed rents in addition to making tokumei kumiai investments into the Electricity Generation Utility SPCs, Takara Leben will suffer losses in the event of a “negative carry.” Considering that the facilities will deteriorate without additional investments in repairs, upgrades, and improvements and it is difficult to expect the Target Company to grow, Takara Leben believes that it will be difficult to continue paying the current rents to the Target Company in a stable manner, and Takara Leben will need to review the Leasing Scheme with the Target Company. Under these circumstances, Takara Leben also considered (i) changing the Leasing Scheme among the Target Company, Takara Leben and the Electricity Generation Utility SPCs to incentivize the Target Company (a listed infrastructure fund expected to make continuous and stable distributions of income to its unitholders) to pay the expenses required for operation, management, repair, upgrade, improvement, etc., and to reduce the risk of “negative carry” incurred by Takara Leben and (ii) implementing a method of reducing or eliminating the fixed rent portion of the rent guarantee concerning the renewable power generation facilities held by the Target Company and increasing the variable rent portion to be paid in accordance with the actual income from the sale of electricity. However, there is also concern that such method could adversely affect the Target Company’s rent income structure and cash flow, which will make the Target Company unable to make stable distributions of income to its unitholders. Consequently, the distributions of income to its unitholders will depend on the sales from selling electricity, which would not only make the distributions of income delivered to its unitholders fluctuate, but also lower the price of the Investment Units to reflect the risk of fluctuations. Accordingly, Takara Leben currently believes that it is difficult to adopt such method. Furthermore, although it is possible to change the contract term so that the performance-linked rent will be determined based on the actual output for each calculation period while maintaining the Leasing Scheme, Takara Leben believes that such change of the contract term does not drastically eliminate the risk of “negative carry,” and that it is difficult for the Target Company, as a listed infrastructure fund, to accept the change of the contract term that will alleviate the risk of “negative carry for the benefit of Takara Leben. Therefore, Takara Leben currently believes that it is difficult to adopt such change.

In addition, since the Target Company holds a significant amount of land in the form of ownership, Takara Leben believes that while such holding enables the Target Company to improve the flexibility of the management strategy after the termination of the FIT period of the solar power generation facilities it holds, the Target Company is more likely to incur certain costs associated with the disposal of the land after the termination of such period, in comparison with listed infrastructure funds that typically hold land in the form of land use rights, such as leaseholds. Since such land held by the Target Company are located far from urban areas, many of them are located in areas that are suitable for solar power plant sites, but not residential or commercial facilities, etc., which restricts the liquidity. If the Target Company does not re-utilize the land, Takara Leben believes that the cost of selling its owned land could be higher or the Target Company would not find a buyer and dispose of such land, which could consequently result in impairment loss, though these problems would not occur if the Target Company held the land in the form of land use rights, such as leaseholds.

In light of the above, Takara Leben concluded that although the ongoing incomes, such as the income from the sale of electricity under the FIT System, the AM fees and the O&M fees have been currently secured, the Infrastructure Fund Market is becoming less attractive to unitholders participating in the market as there are certain hurdles for the continuing growth of the Infrastructure Fund Market, and it is uncertain whether or not the Target Company will be able to achieve continuous growth and make stable distributions of income to its unitholders. In addition, as described above, Takara Leben believes that it is difficult to change the Leasing Scheme among the Target Company, Takara Leben and the Electricity Generation Utility SPCs while maintaining the listing of the Target Company as doing so poses fluctuation risks in relation to the distributions of income delivered to its unitholders and the risk that the price of the investment unit will decline. Takara Leben also considered whether it is possible to establish a structure free of “negative carry” by terminating (not changing) the Leasing Scheme and integrating the owner and electricity generator of solar power generation facilities, etc., while maintaining the listing. However, Takara Leben believed that, as the Target Company is an investment corporation, integrating the owner and the power generating entity of solar power generation facilities, etc., requires amendments to the Investment Trust Act that will permit the separation of the owner and electricity generator of renewable energy power generation facilities, etc., (Note 8). Then, Takara Leben concluded that numerous onerous procedures need to be completed, including making amendments to the Investment Trust Act in order to drastically change the current framework of the Target Company as an investment corporation while obtaining the understanding of various stakeholders, including the legislators, the government, the Tokyo Stock Exchange, and its unitholders. Therefore, Takara Leben concludes that it will be impossible to integrate the owner and electricity generator of solar power generation facilities, etc., while maintaining the listing of the Target Company under circumstances where such amendments to the Investment Trust Act are not expected.

(Note 8)

Under the current legislation, no investment corporations are allowed to engage in business activities other than asset management (Article 63, Paragraph 1 of the Investment Trust Act), and therefore, it is interpreted that no investment corporations are allowed to directly engage in the power generation business. In principle, investment corporations are prohibited from holding subsidiaries (Article 194, Paragraph 1 of the Investment Trust Act), and their operators cannot be subsidiaries. In order to satisfy the requirements for special tax exemption for investment corporations (Conduit Requirements), listed infrastructure funds are required to lease only the operation methods of renewable energy power generation facilities (Article 67-15, Paragraph 1 of the Special Taxation Measures Act; Article 39-32-3, Paragraph 12 of the Order for Enforcement of the Act on Special Measures Concerning Taxation).

(iii)     Discussion and negotiation process leading to the decision to conduct Transaction

Based on the discussion described in “(ii) Takara Leben’s understanding of the business environment in which the Target Company operates” above, in early February 2022, Takara Leben believed that (a), if Takara Leben was able to realize the flexible and efficient operation of the solar power generation facilities, etc. by integrating the owner of the solar power generation facilities, etc. held by the Target Company with the electricity generator, it would be able to eliminate the risk of the “negative carry” becoming apparent and allow for a reduction in the installation and maintenance costs of the Electricity Generation Utility SPCs, and (b) expect stable earnings in the future through the expansion of the stock business (this refers to the type of business in which the company group owns solar power generation facilities, etc. and earns incomes from the sale of electricity; the same shall apply hereafter) and an enhancement of the corporate value of Takara Leben Group, and therefore, concluded that, in order to achieve the integration of the owner of the solar power generation facilities, etc. held by the Target Company with the electricity generator, it was essential to acquire the solar power generation facilities, etc. and other assets from the Target Company after taking the Target Company private. In addition, as Takara Leben recognizes that a tender offer is generally used as a method to privatize listed entities and also believes that the Infrastructure Fund Market is becoming less attractive among unitholders whose investment units are listed on the Infrastructure Fund Market, if the tender offer is made for the Investment Units for the purpose of taking them private and an appropriate tender offer price was set in the tender offer, the unitholders of the Target Company would be afforded opportunities to liquidate their investment units at a reasonable price at an early stage without being exposed to the risks described above.

In addition, because Takara Leben sought to secure a customer network and financial resources that would enable it to build a stable operating system even after the termination of the FIT System, in parallel with the discussion described in “(ii) Takara Leben’s understanding of the business environment in which the Target Company operates” above, and Takara Leben sought for parties that would jointly participate with Takara Leben in the transaction to take the Target Company private and would be co-investors in the funds necessary to execute such transaction (such parties shall be hereinafter referred to as the “Co-investor(s)”, and participation by the Co-Investors in transaction to take the Target Company private shall be hereinafter referred to as the “Co-Investment”) and proceeded with such selection, it has come to believe that SMFL MIRAI Partners and SMBC can be candidates for such Co-investors, because Takara Leben can expect them to be able to provide financial support for the solar power generation facilities to be developed by Takara Leben and for the acquisition of solar power generation facilities developed by third parties other than Takara Leben Group in the future and further because they have a nationwide customer network that can be utilized for the sale of electricity after the termination of the FIT System. On May 23, 2022, Takara Leben explained to SMBC that it intended to take the Target Company private and made an initial approach to SMBC about the Co-investment in such privatization of the Target Company by SMFL MIRAI Partners and SMBC to implement such privatization. In response, SMBC notified SMFL MIRAI Partners on June 13, 2022, that Takara Leben had made the above-mentioned initial approach. At this stage, the specific scheme of the Co-investment had yet to be undetermined, and the above-mentioned initial approach was made without designating a specific scheme for the Co-investment.

SMFL MIRAI Partners was established in October 2018 as a wholly-owned subsidiary of SMFL (including group companies of the said company, hereinafter collectively referred to as “SMFL Group”), which is a strategic joint venture between SMFG and Sumitomo Corporation, and assists customers in decarbonizing their operations in collaboration with SMFL Group. In the renewable energy sector, it provides services in the areas of solar power generation, wind power generation, biomass generation, small- and medium-scale hydro power generation and geothermal power generation, etc. As of the end of August 2022, it had a track record of 1,079MW and 1,786 projects for solar power generation, 164MW and 17 projects for wind power generation and 96MW and 25 projects for the others (including SMFL projects).

SMBC Group, including SMBC, is committed to achieving net zero emissions of greenhouse gases by 2030, as well as net-zero emissions for its entire investment and loan portfolio by 2050, in line with the objectives of the Paris Agreement. In line with this commitment, SMBC Group is a member of NZBA (Net Zero Banking Alliance) and NZAMI (Net Zero Asset Managers Initiative), which are international initiatives. SMBC Group is accelerating its progress toward achieving its Net Zero goal by supporting its customers’ efforts to contribute to the transition to and realization of a carbon-free society. Each of the group companies are promoting their environmental businesses. SMBC is engaged in project financing for renewable energy businesses, etc., such as solar and wind power generation, both domestically and overseas. In the fiscal year 2021, it engaged in a total of 56 renewable energy projects, including 35 projects for solar power generation, 15 projects for wind power generation, and 6 other projects.

On June 17, 2022, SMFL MIRAI Partners and SMBC responded, through SMBC, to the above-mentioned initial approach by Takara Leben that they agreed to Takara Leben about their being Co-investors in the privatization transactions of the Target Company because they believed that the privatization of the Target Company was able to provide them an opportunity to take advantage of CO2 free electricity generated by the solar power facilities held by the Target Company. Accordingly, the privatization of the Target Company by Takara Leben was to be discussed on the assumption that it will be conducted through the Co-investment by the Proposed Tender Offeror Sponsors. At the time when the SMBC responded as above, the Proposed Tender Offeror Sponsors considered that the specific schemes for the Co-investment were not yet determined and were, therefore, subject to subsequent consideration. However, the Proposed Tender Offeror Sponsors shared the perception that (a) the privatization of the Target Company is aimed at realizing flexible and efficient operation of the solar power generation facilities, etc. through the integration of the Target Company’s being the owner of the solar power generation facilities, etc. and the electricity generator and (b) the Target Company, being an investment corporation, would lose its Conduit Requirements after delisting and, as a result, no longer receive tax benefits. Based on the above, the Proposed Tender Offeror Sponsors all shared the perception that it would be reasonable to transfer the solar power generation facilities, etc. held by the Target Company to a special purpose company in which the Proposed Tender Offeror Sponsors will make the Co-investment after the privatization of the Target Company so that the owner and operator of the solar power generation facilities, etc. are integrated through such special purpose company. In addition, the Proposed Tender Offeror Sponsors shared their views that it was common to use the so-called scheme of GK-TK (Note 9) in terms of tax benefits, etc. as the scheme of investing in the renewable energy business by solar power generation facilities, etc., and therefore they each believed that it would be reasonable to use the GK-TK scheme similarly in this case, which aims to integrate the owner and the operator of the solar power generation facilities, etc. through the special purpose company. Furthermore, at the time when the SMBC responded as above, if the integration of the owner and the operator of the solar power generation facilities, etc. is aimed at by godo kaisha (special purpose company), in which the Proposed Tender Offeror Sponsors will ultimately make a tokumei kumiai investment, it would be reasonable to implement the Tender Offer for the purpose of the privatization of the Target Company, with a godo kaisha (special purpose company) as the main entity of the Tender Offer.

(Note 9)

This is a general term for a scheme under which a godo kaisha is established as a special purpose company that holds assets, etc. of an investment target and then investors invest in a tokumei kumiai, the operator of which is such godo kaisha, to earn a profit. From the viewpoint of bankruptcy remoteness, it is common to have a corporation, whose interest holder is an independent third party such as a general association corporation (Ippan Shadan Houjin), to hold the investment interests of such godo kaisha.

In addition, upon implementation of the Transaction, the Proposed Tender Offeror Sponsors are considering continuing their business operations of not only the renewable energy power generation business by using the solar power generation facilities, etc. held by the Target Company, but also in a wide range of renewable energy power generation businesses through collaboration among the Proposed Tender Offeror Sponsors, even after the Transaction, and have agreed to promote collaboration aimed at building a stable operating system in anticipation of the termination of the FIT System in the future by utilizing the know-how of development and operation of solar power generation facilities held by Takara Leben, the solution lists and know-how relating to decarbonization held by SMFL MIRAI Partners, and the customer network and financial resources held by SMBC Group, and so they have entered into the business alliance agreement regarding collaboration in the renewable energy field on September 28, 2022 as mentioned above. Under the agreement, the Proposed Tender Offeror Sponsors have agreed that (i) the Proposed Tender Offeror Sponsors will regularly share information on the status of deliberations, etc. regarding development projects related to the renewable energy business conducted by Takara Leben Group, (ii) with respect to a part of Non-FIT power generation facilities (this refers to power generation facilities that are subject to the FIT System and for which the FIT period for the relevant power generation facilities has expired, and power generation facilities that are not subject to the FIT System) to be acquired by Takara Leben Group in connection with the development of new projects related to the renewable energy business, the Proposed Tender Offeror Sponsors will discuss and decide on the treatment of electricity generated by such Non-FIT power generation facilities and other associated rights, (iii) the Proposed Tender Offeror Sponsors will discuss and decide on the treatment of a part of the power generation facilities of new development projects related to the renewable energy business conducted by Takara Leben Group and use commercially reasonable efforts to ensure that SMFL MIRAI Partners and SMBC provide the necessary financing for such new development projects, and (iv) Takara Leben will accept certain temporary staffing assignments from SMFL MIRAI Partners and SMBC in order to share and accumulate knowledge on the development of projects in the renewable energy field which is not subject to the FIT System.

After Takara Leben’s initial approach to SMBC on May 23, 2022 with respect to taking the Target Company private and the Proposed Tender Offeror Sponsors had a discussion as described above, Takara Leben submitted a preliminary written proposal to the Target Company on July 4, 2022 stating its intention to conduct the Transaction (i.e., taking the Target Company private through the tender offer by a special purpose company) in order to confirm whether it was possible for the Target Company to consider going private. Such preliminary written proposal was primarily for the purpose of confirming whether it was possible for the Target Company to consider going private, so Takara Leben, which had a relationship with the Target Company as its sole sponsor, submitted such preliminary written proposal, stating an initial request for a timetable, such as discussions on the possibility of making an announcement to the public by the end of September 2022, but the terms of the Tender Offer, including the sale price of the Investment Units (the “Tender Offer Price”) for the Tender Offer, were not included in such preliminary written proposal. In response, on July 4, 2022, the Target Company indicated its intention to commence discussions on the merits of going private. Furthermore, on July 7, 2022, in response to the submission of the above preliminary written proposal dated July 4, 2022, Takara Leben received oral notice to appoint Mori Hamada & Matsumoto as a legal advisor for the purpose of the implementation of the Transaction and to establish the Special Committee (as defined in “(ii) Establishment of the Special Committee and independent examination system, etc.” in “(B) Decision-making process and reason of the Target Company” below).

In response, on July 25, 2022, the Proposed Tender Offeror Sponsors informed the Target Company that they would make the Co-investment by a method in which each of the Proposed Tender Offeror Sponsors makes a tokumei kumiai investment in a special purpose company, which would be the tender offeror of the Tender Offer, to take the Target Company private. In response, the Target Company responded on the same day that it would continue to consider the merits of going private, including those of such Co-investment.

In order to discuss the Tender Offer, the Proposed Tender Offeror Sponsors proceeded to discuss the appropriateness of, and the method pertaining to, etc., taking the Target Company private, as follows: in late June 2022, they appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as a financial advisor and an independent third party valuation institution, and in early July 2022, they appointed Nagashima Ohno & Tsunematsu as a legal advisor independent from the Proposed Tender Offeror and the Target Company; further, from early July 2022 to early September 2022, they received legal advice from Nagashima Ohno & Tsunematsu on the procedures related to the Transaction, and financial analysis and advice from SMBC Nikko Securities regarding the contributions to the Proposed Tender Offeror Sponsors through the Transaction, which will be made as appropriate. Furthermore, the Proposed Tender Offeror Sponsors conducted due diligence on the Target Company from the perspective of reviewing the feasibility of the Tender Offer from early July 2022 to early September 2022.

As a result, in early September 2022, Takara Leben has come to believe that (a) if Takara Leben is able to realize the flexible and efficient operation of the solar power generation facilities, etc. by integrating the owner of the solar power generation facilities, etc. held by the Target Company with the electricity generator by means of taking the Target Company private, it would be able to (i) eliminate the risk of the “negative carry” phenomenon becoming apparent and also allow for a reduction in the installation and maintenance costs of the Electricity Generation Utility SPCs, and (ii) expect stable earnings in the future through the expansion of the stock business; and further, that (b) if Takara Leben is able to form a business alliance with SMFL MIRAI Partners and SMBC on the occasion of the Transaction, Takara Leben would be able to expect an enhancement of the corporate value of Takara Leben Group, because such business alliance would lead to the securing of a customer network and financial resources that would enable Takara Leben to build a stable operating system even after the termination of the FIT System. Furthermore, in early September 2022, because of the background that (x) SMFL MIRAI Partners has been supporting the decarbonization of its customers as a provider of services in the field of renewable energy, and (y) SMBC, as SMBC Group, has been promoting the environmental business and actively trying to promote renewable energy projects, it became apparent that (z) acquiring the opportunity to utilize CO2-free electricity has become an important business challenge for both companies, and thus, SMFL MIRAI Partners and SMBC have come to believe that it would be a materially significant business of significance to both SMFL MIRAI Partners and SMBC to acquire not only the opportunity to utilize CO2-free electricity generated by the solar power generation facilities held by the Target Company after taking the Target Company private through the Transaction, but also the opportunity to be involved in the development projects related to the renewable energy business performed extensively by Takara Leben Group through the business alliance with Takara Leben in the field of renewable energy on the occasion of the Transaction.

Another possible method of privatizing the Target Company was for each of the Proposed Tender Offeror Sponsors to acquire the Investment Units on its own or through an acquisition vehicle on the exchange market, or to newly establish an investment corporation and marge such investment corporation with the Target Company. However, according to advice from Nagashima Ohno & Tsunematsu and SMBC Nikko, they were not able to identify any precedent of taking the investment corporation private through these methods, and did not believe that it would be a realistic option in terms of the expenses to be required and feasibility from a practical or legal point of view. In contrast, there are precedents for the method of a tender offer and subsequent consolidation of investment units, and Takara Leben has come to believe that this is the best method because it would also provide the unitholders of the Target Company with broad and fair sales opportunities. Furthermore, with respect to the tender offeror, on June 17, 2022, at the time when SMBC responded to Takara Leben to support the discussion of taking the Target Company private, as the Proposed Tender Offeror Sponsors believed, it was reconfirmed that it would be reasonable for godo kaisha (special purpose company), in which the Proposed Tender Offeror Sponsors will make a tokumei kumiai investment, to conduct the Tender Offer on the assumption that the solar power generation facilities, etc. held by the Target Company would be transferred to the special purpose company, aimed at the integration of the owner and the operator of the solar power generation facilities, etc. through such special purpose company. Under the law, it is possible for each of the Proposed Tender Offeror Sponsors to be a tender offeror. However, as described above, on the assumption that, after the Target Company is taken private, the solar power generation facilities, etc. held by the Target Company will be transferred to the special purpose company in which the Proposed Tender Offeror Sponsors will make the Co-investment, it was considered reasonable to cause a godo kaisha (special purpose company) in which the Proposed Tender Offeror Sponsors will make a tokumei kumiai investment to implement a tender offer. On the other hand, the scheme under which each of the Proposed Tender Offeror Sponsors becomes a tender offeror was not considered to be particularly reasonable or advantageous in light of the purpose of this transaction, and therefore, it was not considered to be a realistic option.

During the period from the submission of a preliminary written proposal on July 4, 2022 through late September 2022, the Proposed Tender Offeror Sponsors continued to discuss with the Target Company the significance and objectives of the Transaction and the Tender Offer Price, as stated below. The Proposed Tender Offeror Sponsors did not discuss or negotiate the terms and conditions of the Transaction, including the Tender Offer Price, with Leben Community, which owns the Investment Units Agreed to Be Tendered, because Leben Community is a wholly owned subsidiary of Takara Leben and it is not expected to make decisions differently from Takara Leben.

In the written price proposal dated September 1, 2022, the Proposed Tender Offeror Sponsors made a proposal to the Target Company with 114,000 yen as the Tender Offer Price. The price of 114,000 yen exceeds 113,900 yen, the highest closing price of the Investment Units during the six-month period up to August 31, 2022, and the amount obtained by adding (i) a premium of 2.86% (rounded to two decimal places; the same applies for each calculation of the rate of the premium on the investment unit price (closing price) and the average investment unit price (the simple average closing price)) to 110,827 yen, which is the average price of the Investment Units for the one-month period up to the business day immediately preceding September 1, 2022 (rounded to the nearest one (1) yen; the same applies for each calculation of the average investment unit price (the simple average closing price)), (ii) a premium of 2.79% to 110,906 yen, which is the average price of the Investment Units for the three-month period up to the business day immediately preceding September 1, 2022, and (iii) a premium of 3.02% to 110,656 yen, which is the average price of the Investment Units for the six-month period up to the business day immediately preceding September 1, 2022, respectively. The Proposed Tender Offeror Sponsors proposed such Tender Offer Price from a comprehensive perspective based on the investment unit price calculated at the present time using various value calculation methods, i.e., the discounted cash flow method (“DCF analysis”), market investment unit price analysis, comparable investment corporation analysis and adjusted net asset value approach. However, because the level of the premium was extremely low and the proposed Tender Offer Price was below the closing price of the Investment Units on September 7, 2022 (114,500 yen), the Special Committee established by the Target Company found it difficult to conduct discussions based on the proposed Tender Offer Price and requested that the Proposed Tender Offeror Sponsors reconsider the Tender Offer Price on September 7, 2022. In response, the Proposed Tender Offeror Sponsors reexamined the Tender Offer Price and, in the written price proposal dated September 9, 2022, made another proposal to the Target Company to set the Tender Offer Price at 120,000 yen. This exceeded the price of 119,587 yen, which is the price obtained by adding a premium of 15.00% to the Target Company’s net asset value per unit at the end of the fiscal period ended May 2022 (103,989 yen). This is the price obtained by adding (i) a premium of 7.29% to 111,845 yen, which is the average price of the Investment Units for the one-month period up to the business day immediately preceding September 9, 2022, (ii) a premium of 8.00% to 111,108 yen, which is the average price of the Investment Units for the three-month period up to the business day immediately preceding September 9, 2022, and (iii) a premium of 8.21% to 110,895 yen, which is the average price of the Investment Units for the six-month period up to the business day immediately preceding September 9, 2022, respectively. In doing so, the Proposed Tender Offeror Sponsors explained to the Target Company that it proposed the above Tender Offer Price from a comprehensive perspective based on the investment unit prices calculated at the present time using various value calculation methods, i.e., the DCF analysis, market investment unit price analysis, comparable investment corporation analysis and adjusted net asset value approach, in order to appropriately reflect in the price the intrinsic value of the Target Company based on the assets held by the Target Company, etc. However, on September 14, 2022, the Special Committee requested another reconsideration of the Tender Offer Price on the grounds that the level of the proposed Tender Offer Price premium remained low and difficult to agree with. Therefore, the Proposed Tender Offeror Sponsors reexamined the Tender Offer Price and, in the written price proposal dated September 16, 2022, the Proposed Tender Offeror Sponsors made another proposal to the Target Company with the Tender Offer Price at 124,000 yen. Such price is the amount obtained by adding the premium of approximately 10% to the average investment unit price for the one-month period up to September 15, 2022 (112,774 yen), in reference to the level of premium added in the tender offer by Godo Kaisha RJ7, announced on May 12, 2022, for investment units of Renewable Japan Energy Infrastructure Fund, Inc., which is considered to be a case similar to the Tender Offer in that it is the only case of privatization of a listed infrastructure fund (10.68% to the closing price on the business day immediately preceding the announcement date, 10.93% to the simple average of the closing price for the one-month period up to the business day immediately preceding the announcement date, 12.85% to the simple average of the closing price for the three-month period up to the business day immediately preceding the announcement date, and 11.24% to the simple average of the closing price for the six-month period up to the business day immediately preceding the announcement date). The above price is the amount obtained by adding (i) a premium of 11.42% to the average price of the Investment Units for the three-month period up to September 15, 2022, and (ii) a premium of 11.53% to the average price of the Investment Units for the six-month period up to September 15, 2022, respectively. In response to such other proposal, on September 20, 2022, the Special Committee requested that an opportunity be provided for a face-to-face negotiation on the Tender Offer Price. Accordingly, on September 22, 2022, the Proposed Tender Offeror Sponsors attended such meeting. As the tender offer price increased 9.52% from the initially proposed price in the process of negotiations in the case of Renewable Japan Energy Infrastructure Fund, Inc., which is considered to be a case similar to the Tender Offer, during the meeting, the Proposed Tender Offeror Sponsors made a proposal to the Target Company with the Tender Offer Price at 125,000 yen, which exceeded 124,852 yen, the amount obtained by adding a 9.52% increase to the initially proposed price of 114,000 yen. This is equivalent to the price level obtained by adding (i) a premium of 10.11% to 113,523 yen, which is the average price of the Investment Units for the one-month period up to September 21, 2022, (ii) a premium of 12.11% to 111,495 yen, which is the average price of the Investment Units for the three-month period up to September 21, 2022, and (iii) a premium of 12.28% to 111,327 yen, which is the average price of the Investment Units for the six-month period up to September 21, 2022, respectively. At such meeting, the Proposed Tender Offeror Sponsors received from the Special Committee, which had received such price proposal, a proposal to raise the Tender Offer Price to 127,000 yen, mainly because of the need to ensure a premium level higher than the most recent market price of the Investment Units. The Proposed Tender Offeror Sponsors considered the acceptability of such proposal during the meeting and agreed that the increase in the price was an acceptable level to the Proposed Tender Offeror Sponsors. As a result, after confirming the conditions for agreement, namely, (a) no material change in the market price of the Investment Units would occur and (b) no material change in any other assumptions for examination of the Tender Offer Price would occur or be identified by the business day immediately prior to the announcement date of the implementation of the Tender Offer, the Proposed Tender Offeror Sponsors agreed with the Special Committee that the Tender Offer Price would be 127,000 yen. All of the above discussions on the Tender Offer Price were based on the assumption that no distributions would be made with respect to the fiscal period ending November 30, 2022.

Concurrent with the above discussions on the Tender Offer Price, the Proposed Tender Offeror Sponsors continued to discuss with the Target Company and the Special Committee the significance and objectives of the Transaction after communicating Takara Leben’s views in respect of the business environment in which the Target Company operate as stated in “(ii) Takara Leben’s understanding of the business environment in which the Target Company operate” above. As a result, the following matters could be confirmed: (i) The Target Company and the Special Committee believe that, given the business environment in which the Target Company is located, the Transaction can be evaluated to be significant because the privatization of the Target Company would make it possible to avoid uncertainties in the future, reduce the cost of maintaining the listing and, through appropriate re-evaluation, return to its unitholders the intrinsic value of the Target Company’s assets under management and (ii) the Target Company and the Special Committee believe that, if the owner and the operator of the solar power generation facilities, etc. are integrated by terminating the Leasing Scheme, the costs may be further reduced, and such integration of the owner and the operator of the solar power generation facilities, etc. and the elimination of LTV (Loan to Value; the ratio of interest-bearing debts to total assets) restrictions (In principle, the Target Company limits its LTV level to 60%, and for the time being, it will maintain a conservative management target of 50%, taking into account factors such as the size of the portfolio.) may enable the Target Company to more quickly and flexibly decide and implement new measures in response to the introduction of policies and systems and technological innovations in the renewable energy industry and any changes thereto and as a result, the value of the Target Company’s assets under management will increase.

After such discussions and negotiations, on September 28, 2022, the Proposed Tender Offeror Sponsors decided to set the Tender Offer Price at 127,000 yen and to commence the Tender Offer through the Tender Offeror as part of the Transaction and the Tender Offeror decided to acquire the Investment Units through the Tender Offer.

(B)	Decision-making process of the Target Company and reason of such decision-making

According to the Target Company’s Press Release, the background of the decision-making and reasons for the Target Company’s support for the Tender Offer are as follows.

(i)    Proposal from the Tender Offeror Group and appointment of advisors

As described in “(A) Purpose of the Tender Offer and decision-making process” above, on July 4, 2022, the Target Company received from Takara Leben its preliminary written proposal stating its intention to conduct the Transaction (i.e, taking the Target Company private through the tender offer by a special purpose company). Taking this as an opportunity, in early July 2022, after considering the independence and expertise, etc., the Target Company appointed Mori Hamada & Matsumoto as a legal advisor independent from the Target Company, the Asset Manager and the Tender Offeror Group, in order to ensure the fairness and appropriateness of the decision-making process for the evaluation and consideration of the Transaction, and, as described in “(ii) Establishment of the Special Committee and independent examination system, etc.” below, after the establishment of the Special Committee, the Special Committee judged that it was appropriate and approved such appointment, after checking its independence and expertise. Further, after considering the independence and expertise, etc. of several candidates for the financial advisor and the third party valuation institution, the Special Committee judged that the appointment of PLUTUS CONSULTING Co., Ltd. (“Plutus Consulting”) as the financial advisor and the third party valuation institution independent from the Target Company, the Asset Manager and the Tender Offeror Group was appropriate and approved such appointment, and upon such approval, the Target Company appointed Plutus Consulting as the financial advisor and the third party valuation institution of the Target Company. The fees to Mori Hamada & Matsumoto for the Transaction are based on the time spent on the businesses related to the Transaction and do not include a contingency fee payable on the conditions of, among other things, the consummation of the Transaction, including the Tender Offer. In addition, fees for Plutus Consulting for the Transaction are only fixed fees payable regardless of the success or failure of the Transaction and do not include a contingency fee payable on the conditions of, among other things, the consummation of the Transaction, including the Tender Offer.

(ii)    Establishment of the Special Committee and independent examination system, etc.

Given that the Transaction falls under the category of a transaction that typically involves structural conflict of interest and information asymmetry issues as Takara Leben is a wholly-owning parent company of the Asset Manager, which is entrusted with providing asset management services to the Target Company under the Investment Trust Act, and Mr. Masahide Kikuchi, the sole Executive Director of the Target Company, also serves as a director and vice president of the Asset Manager, in order to address such issues and ensure fairness in the overall negotiation and decision-making process regarding the merits of the Transaction and transaction terms, and in light of the advice from Mori Hamada & Matsumoto, the Target Company believes that it is necessary to establish a system to examine and negotiate over the Transaction from the viewpoint of enhancing the value of the Target Company and protecting the interests of the general unitholders of the Target Company from a position independent from the Tender Offeror Group; thus, from early July 2022, the Target Company commenced preparations toward establishing a special committee consisting of supervisory directors of the Target Company and external experts. Pursuant to a resolution of the board of directors meeting of the Target Company held on July 22, 2022, the Target Company established a special committee (the “Special Committee”) consisting of three persons, i.e., Mr. Takashi Suzuki (supervisory director of Target Company), Mr. Yasuhiro Morita (supervisory director of the Target Company), and Ms. Kana Takahashi (attorney at Hifumi Law), an external expert who, as an attorney, has extensive knowledge of the investment corporation legislation and business practices, and commissioned to such Special Committee the Consultation Matters (as defined in “(iii) Target Company’s establishment of the independent special committee and obtaining the report” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.) (For details of the Special Committee, please refer to “(iii) Target Company’s establishment of the independent special committee and obtaining the report” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.)

In addition, the board of directors of the Target Company resolved that it will (i) make decisions on the Transaction by respecting the decisions of the Special Committee to the maximum extent possible, and if the Special Committee determines that the transaction terms are inappropriate, the board of directors of the Target Company will not approve the Transaction based on such transaction terms; (ii) confer to the Special Committee the authority in (a) through (e) described in “(a) Process of establishment of the special committee, etc.” of “(iii) Target Company’s establishment of the independent special committee and obtaining the report” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below; and (iii) establish a secretariat of the Special Committee (the “Special Committee Secretariat”) to assist with the duties of the Special Committee, and have such Special Committee Secretariat support the duties of the Special Committee under the instruction from the Special Committee.

Furthermore, with regard to the system to examine the Transaction, the board of directors of the Target Company resolved that the Target Company will commission the affairs of the Special Committee Secretariat relating to the Transaction to the Asset Manager, and instruct the Asset Manager to establish and implement appropriate measures for information barriers within the Asset Manager, as described in “(a) Process of establishment of the special committee, etc.” of “(iii) Target Company’s establishment of the independent special committee and obtaining the report” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.

In response, after the appointment of Mr. Takashi Suzuki as the chairman of the Special Committee by election by the Special Committee from among its members, the Special Committee approved the above examination system and the appointment of two officers of the Asset Manager as members of the Special Committee Secretariat.

(iii)    Process of review and negotiations

The Special Committee received an explanation from the Special Committee Secretariat on the existing business plan of the Target Company prepared by the Asset Manager without any relation to the Transaction, and discussed matters to be revised and reviewed upon preparing the business plan (the “Business Plan”) to be presented to the Tender Offeror Group as an original proposal, and used as the basis for calculating the value of the Investment Units by Plutus Consulting. Subsequently, the Special Committee Secretariat presented the Business Plan proposal that reflected such discussions and explained the revisions and reviewed details, etc., and upon discussing such revisions and reviews and confirming the details, important assumptions, and the rationality of the process of preparation of the said Business Plan proposal, the Special Committee approved the Business Plan.

In addition, the Special Committee asked questions to the Proposed Tender Offeror Sponsors in writing about their purposes and reasons for conducting the Transaction, the management policy of the Target Company after the Transaction and the procedures and conditions of the Transaction from the perspective of examining the merit of conducting the Transaction, and interviewed the officers and employees of the Proposed Tender Offeror Sponsors. In addition, the Special Committee interviewed the Executive Director of the Target Company, Mr. Masahide Kikuchi, and the President and Representative Director of the Asset Manager, Mr. Mamoru Takahashi, regarding the business environment, business conditions, and issues surrounding the Target Company, the content of measures taken based in response to these issues and implementation status thereof, future prospects, the significance and disadvantages of conducting the Transaction, and any views on the management policies of the Target Company after the Transaction explained by the Tender Offeror Group.

The Special Committee received explanations from Plutus Consulting regarding the results of calculation of the investment unit value of the Investment Units, the calculation methods of the investment unit value of the Investment Units, the reasons for selecting such calculation methods, the assumptions made for the calculations of each calculation method, the analysis of the trading volume of the Investment Units, the level of premiums in similar cases, etc., and discussed these contents and the negotiation strategies with the Proposed Tender Offeror Sponsors.

In addition, since the Target Company received a proposal from the Proposed Tender Offeror Sponsors on September 1, 2022 to set the Tender Offer Price at 114,000 yen, the Special Committee has continued to hold discussions and negotiations with the Proposed Tender Offeror Sponsors regarding the Tender Offer Price, directly or through Plutus Consulting, based on the financial advice received from Plutus Consulting including analysis of calculation results of unit value and proposed price of the Investment Units from a financial perspective, as well as guidance and other legal advice from Mori Hamada & Matsumoto on responses to ensure the fairness of procedures in the Transaction (including legal advice on the legality of the structure and schedule of the Transaction, fairness of decision-making procedure of the Target Company, regulations and tax system of listed infrastructure funds, etc.).

In particular, on September 1, 2022, the Target Company received the first proposal from the Proposed Tender Offeror Sponsors to set the Tender Offer Price at 114,000 yen (a level of premium of 2.86% to the one-month average investment unit price of 110,827 yen for the period up to the business day immediately preceding September 1, 2022, 2.79% to the three-month average investment unit price of 110,906 yen, and 3.02% to the six-month average investment unit price of 110,656 yen). However, on September 7, 2022, the Special Committee requested that another proposal be made on the grounds that it would be difficult to engage in constructive dialogue based on such proposal, because the level of the premium was extremely low and such price was below 114,500 yen, the closing price of the Investment Units on September 7, 2022. On September 9, 2022, the Target Company received the second proposal from the Proposed Tender Offeror Sponsors to set the Tender Offer Price at 120,000 yen (a level of premium of 7.29% to the one-month average investment unit price of 111,845 yen for the period up to business day immediately preceding September 9, 2022, 8.00% to the three-month average investment unit price of 111,108 yen, and 8.21% to the six-month average investment unit price of 110,895 yen). However, on September 14, 2022, the Special Committee requested that another proposal be made because such price had not reached a level that enables the Special Committee to express support for the tender offer and recommend the unitholders of the Target Company to tender their investment units in the tender offer, as the interests of general unitholders had been secured. Subsequently, on September 16, 2022, the Target Company received the third proposal from the Proposed Tender Offeror Sponsors to set the Tender Offer Price at 124,000 yen (a level of premium of 9.95% to the one-month average investment unit price of 112,774 yen for the period up to the business day immediately preceding September 16, 2022, 11.42% to the three-month average investment unit price of 111,294 yen, and 11.53% to the six-month average investment unit price of 111,176 yen). Although such price was at a reasonable level based on, among others, analysis concerning fair value of the Investment Units by Plutus Consulting, on September 20, 2022, the Special Committee requested the Proposed Tender Offeror Sponsors to provide an opportunity for a face-to-face negotiation and instructed Plutus Consulting to seek again for proposal of a higher price in light of the conditions of the market price of the Investment Units, etc.

The Special Committee had an opportunity to conduct such face-to-face negotiation with the Proposed Tender Offeror Sponsors, and received the fourth proposal from the Proposed Tender Offeror Sponsors to set the Tender Offer Price at 125,000 yen (a level of premium of 10.11% to the one-month average investment unit price of 113,523 yen for the period up to the business day immediately preceding September 22, 2022, 12.11% to the three-month average investment unit price of 111,495 yen, and 12.28% to the six-month average investment unit price of 111,327 yen) on September 22, 2022. Based on, among others, the analysis concerning fair value of the Investment Units by Plutus Consulting, the price reached a level that enables the Special Committee to express support for the tender offer and recommend the unitholders of the Target Company to tender their investment units in the tender offer; however, in light of the fact that the closing price of the Investment Units on September 21, 2022 was 115,300 yen, and the highest closing price of the Investment Units for the past two years up until September 21, 2022 was 126,700 yen, the Special Committee considered that it would be reasonable to seek higher price from the perspective of protecting the interests of the general unitholders and made a proposal to the Prospective Tender Offeror Sponsors to raise the Tender Offer Price to 127,000 yen (a level of premium of 10.15% to 115,300 yen, the closing price of the Investment Units on September 21, 2022, and a premium of 11.05% to 114,360 yen, the simple average closing price for the past one-month period until September 27, 2022, which was the business day immediately preceding the announcement date of the implementation of the Tender Offer (assuming that the respective closing prices of the Investment Units from September 22, 2022 to September 27, 2022 are 115,300 yen, the closing price of the Investment Units on September 21, 2022)) mainly because of the need to ensure a premium level higher than the most recent market price of the Investment Units,. The Proposed Tender Offeror Sponsors reviewed whether to accept such proposal during the meeting and ultimately expressed their intention to accept such proposal. Regarding the Tender Offer Price, the Special Committee then reached an agreement with the Proposed Tender Offeror Sponsors to set the Tender Offer Price at 127,000 yen on condition that (a) no material change in the market price of the Investment Units would occur and (b) no material change in any other assumptions for examination of the Tender Offer Price would occur or be identified by the business day immediately prior to the announcement date of the implementation of the Tender Offer.

Based on such agreement, the Special Committee confirmed that the closing price of the Investment Units on September 27, 2022 was 115,100 yen and no material change in the market price of the Investment Units occurred and, as result, the conditions described above were met, and approved to set the Tender Offer Price at 127,000 yen at the Special Committee meeting held on September 28, 2022. In the process of the negotiations described above, when the Special Committee conducted discussions and negotiations with the Proposed Tender Offeror Sponsors through Plutus Consulting, Plutus Consulting negotiated in accordance with the negotiation policy determined in advance upon discussions at the Special Committee, and when Plutus Consulting received any proposal on the Tender Offer Price from the Proposed Tender Offeror Sponsors, it immediately reported it to the Special Committee and handled the negotiation in accordance with its instructions.

In response to such agreement, the Special Committee considered the Investment Unit Valuation Report of the Investment Units that the Target Company obtained from Plutus Consulting on September 27, 2022 (the “Investment Unit Valuation Report (Plutus Consulting)”), and as a result of prudent and repeated discussions and review, the Special Committee prepared a report dated September 28, 2022 (the “Report”), and the Target Company received the Report from the Special Committee on September 28, 2022. (For the summary of the Report, please refer to “(iii) Target Company’s establishment of the independent special committee and obtaining the report” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer”).

(iv)    Decision-making of the Target Company

In light of this background, the Target Company carefully discussed and evaluated, at the meeting of its board of directors held on September 28, 2022, whether a series of procedures for the Transaction, including the Tender Offer, as well as the terms and conditions of the Transaction would contribute to increasing the value of the Target Company and whether the terms and conditions of the Transaction, including the Tender Offer Price, are appropriate based on advice from a financial point of view from Plutus Consulting, the Investment Unit Valuation Report (Plutus Consulting) received from Plutus Consulting and legal advice from Mori Hamada & Matsumoto, while paying the utmost respect to the contents of the Report submitted by the Special Committee.

As a result, the Target Company concluded that the Transaction would contribute to increasing the value of the Target Company.

The Target Company aims to grow externally by acquiring properties developed by Takara Leben as its sponsor and properties owned by third parties, by making use of the information on properties held by Takara Leben Group preferentially provided by Takara Leben, and the preferential sales negotiation rights granted by Takara Leben, under the sponsor support agreement while utilizing the Asset Manager’s proprietary network. By doing so, the Target Company has steadily grown externally through acquisition of new properties by conducting public offerings on a continuous basis. In collaboration with Takara Leben, as its operator, the Target Company has maintained an appropriate maintenance system as an owner of the power generation facilities, formulated repair plans that have contributed to the maintenance and improvement of the asset value, and carried out necessary repairs. In addition, the Target Company has been continuously making capital expenditures and implementing other measures to increase the value of its properties after considering the possibility of introducing new technologies related to renewable energy power generation facilities, etc. Moreover, under the lease contracts for renewable energy power generation facilities, etc., entered into by the Target Company, the rent is, in principle, in the form of a combination of the minimum guaranteed rent based on a certain forecasted value of output, and the performance-linked rent. The Target Company tries to stabilize the rent income by determining that the majority of such rent is in the form of minimum guaranteed rent. Furthermore, the term of lease of each asset held by the Target Company is 20 years and all the leases may not be terminated before the expiration for at least 10 years, which enables the Target Company to expect that it will be able to receive the rent in a stable manner for the time being. In addition, since the Target Company holds a significant amount of land in the form of ownership, the Target Company recognizes that such holding enables the Target Company to improve the flexibility of the management strategy after the termination of the FIT period. Even considering the Target Company’s past performance and the prospect for future earnings, the Target Company believes that implementing the Transaction would be meaningful as follows:

First of all, the Target Company largely depends on the business environment concerning renewable power generation facilities, particularly solar power generation facilities, and is currently aware of the following issues in such business environment. In recent years, there have been or are expected to be various amendments to the legal system related to the renewable energy power generation facilities, etc., that were not anticipated at the time of the incorporation of the Target Company, such as a decline in the tariff under the Feed-in Tariff (FIT System) (the purchase price of solar power generation facilities with the output of 10kW or more declined from 40 yen/kWh in 2012 (since July 1) to 11 yen/kWh (in case of facilities with output of no less than 10kW and no more than 50kW) and 10 yen/kWh (in case of facilities with output of no less than 50kW and no more than 250kW) in 2022), the introduction of a system in which electricity is delivered at a certain premium over the market price (FIP System) in addition to the FIT System, the introduction of a reserve requirement for decommissioning cost. Also, the Electricity and Gas Market Surveillance Commission is currently considering the introduction of generator tariff in its specialized meetings for system design. In addition to the legal system, the Target Company faces several issues, such as soaring power plant transaction prices due to the entry of new entities seeking to acquire renewable energy power plants for non-investment purpose, such as utilities-related companies, sustained high electricity market prices, growing demand for UDA, and an increase in the due diligence cost burden due to the downsized projects in line with a decrease in suitable locations and tighter regulations.

On the other hand, the Target Company has properly managed, and will manage, its assets on the assumption of various legal and tax restrictions concerning the listed infrastructure fund market that have existed from the beginning and stakeholders have continued to make efforts to realize the amendments in order to eliminate such restrictions. However, the Target Company concludes that the restrictions still exist in comparison with the legal system of the listed real estate investment corporations. In addition, since the listing of the Target Company on June 2, 2016, a total of seven (7) infrastructure funds have been listed on the Infrastructure Fund Market until the listing of Japan Infrastructure Fund Investment Corporation on February 20, 2020. However, since then, no new listing has been made. On the other hand, the number of infrastructure funds listed on the Infrastructure Fund Market, including the Target Company, decreased to six (6) due to the completion of the tender offer for Renewable Japan Energy Infrastructure Fund, Inc. by Godo Kaisha RJ7 on June 23, 2022 (the tender offer period: from May 13, 2022 to June 23, 2022) and the delisting on August 22, 2022. As of the end of August 2022, the number of listed infrastructure funds has been declined to six (6) and the aggregate market capitalization remained low as 160.993 billion yen (Source: the Monthly Infrastructure Fund Report (August 2022 edition) of the Tokyo Stock Exchange). Compared with the J-REIT Market of the Tokyo Stock Exchange where the number of listed REITs is 61 and the aggregate market capitalization is 16,876.3 billion yen as of the end of August 2022 (Source: “ARES Monthly Report (September 2022 edition) of the Association for Real Estate Securitization), the market size of the listed infrastructure fund market as a whole is still small, and the liquidity of the investment units in the listed infrastructure fund market is also limited in comparison with listed real estate investment corporations, etc., and the participation of institutional investors are limited. Therefore, the Target Company recognizes that the issues regarding the market structure have not been solved, as the market’s price-setting function is not functioning properly with respect to the investment unit of listed infrastructure funds and as a result, the gap has widened between the level of the yield reflecting the possibility of acquisition by a third party other than listed infrastructure funds and the yield demanded by unitholders of a listed infrastructural fund while the competition to acquire operational solar power generation facilities has intensified and the transaction prices have been rising, which has made it difficult for listed infrastructure funds to purchase renewable energy power generation facilities, etc. by conducting of public offering of investment units.

Since the depreciable assets account for a relatively large proportion of the Target Company’s total assets, it is crucial that the Target Company continues growing externally on an ongoing basis. However, under such environment, the competition to acquire operational solar power generation facilities dependent on the FIT System, in which the Target Company invests, has continued to intensify, and the market prices for acquisitions have continued to rise. As a result, it is becoming increasingly difficult to acquire solar power generation facilities from an absolute third party at a level that meets the yield demanded by unitholders of a listed infrastructural fund. In addition, under the situation where the market price of solar power generation facilities continues to rise, the Target Company cannot deny the possibility that under the management strategy of Takara Leben, it may not be able to secure the rationality of selling to the Target Company solar power generation facilities dependent on the FIT System at a price level that can achieve the same yield as the current Target Company’s portfolio, while maintaining the current rent structure. Given the current market environment such as the scale of the listed infrastructure fund market described above and the lack of institutional investors’ interest and appetite for investment, there is a limit to what each investment corporation can do through management efforts in order to solve the above-mentioned issues. The Target Company believes that given the growing social needs for renewable energy, such trend is expected to continue.

In addition, in recent years, the Target Company incurs higher repair costs, including the burden regarding the negative impact of output restraint, as well as unexpected natural disasters and cable theft, with respect to its power generation facilities, and how to respond to such lower income and higher costs becomes an important management issue. The Target Company and the Asset Manager have implemented measures to curb the negative impact of output restraint and control repair costs by installing remote control equipment for output restraint, increasing the number of solar panels, etc., proposing to the power generation facilities specified wholesale supply contracts entered into with new power utilities, integrating power plant monitoring systems, transitioning from united PCS to distributed PCS, completing the construction for anti-theft measures on all the power plants, and completing preventive construction such as reinforcement work for grounds on which power plants stand by engaging consulting companies. However, the Target Company believes that the trend of lower income and higher repair costs is highly likely to continue.

In addition, the Target Company recognizes that responding to changes in the legal system regarding renewable energy, such as the introduction of FIP System, is a key management issue.

Under these circumstances, the Target Company believes that the Transaction can be evaluated to be significant because the implementation of the Transaction would cause the Target Company to transfer all of its solar power generation facilities, terminate its asset management and to be dissolved and would avoid the above-mentioned uncertainties in the future that it would face if it continued its asset management, reduce the cost of maintaining the listing and, through appropriate re-evaluation, return to its unitholders the intrinsic value of the Target Company’s assets under management. The Target Company also believes that, if the owner and operator of the Target Company’s assets under management are integrated, the costs may be further reduced, and such integration of the owner and operator and the elimination of LTV (the ratio of interest-bearing debts to total assets) restrictions (In principle, the Target Company limits its LTV level to 60%, and for the time being, it will maintain a conservative management target of 50%, taking into account factors such as the size of the portfolio.) may enable the Target Company to more quickly and flexibly decide and implement new measures in response to the introduction of policies and systems and technological innovations in the renewable energy industry and any changes thereto and as a result, the value of the Target Company’s assets under management will increase. In addition, the Proposed Tender Offeror Sponsors are considering continuing the business operation of not only the renewable energy power generation business by using the solar power generation facilities, etc. held by the Target Company, but also in a wide range of renewable energy power generation businesses through collaboration, even after the Transaction, and agreeing to promote collaboration aimed at building a stable operating system in anticipation of the termination of the FIT System in the future by utilizing the know-how of development and operation of solar power generation facilities held by Takara Leben, the solution lists and know-how relating to decarbonization held by SMFL MIRAI Partners, and the customer network and financial resources held by SMBC Group and they have entered into the business alliance agreement regarding collaboration in the renewable energy field on September 28, 2022. Under the business alliance agreement, Takara Leben agrees to accept certain temporary staffing assignments in Takara Leben Group from SMFL MIRAI Partners and SMBC in order to share and accumulate knowledge on the development of projects in the renewable energy field which is not subject to the FIT System. The Target Company believes that such alliance between the Proposed Tender Offeror Sponsors can be evaluated to enhance the value of the Target Company’s assets under management.

In addition, as described in “(iii) Process of review and negotiations” above, since the Target Company received a proposal from the Proposed Tender Offeror Sponsors on September 1, 2022 to set the Tender Offer Price at 114,000 yen, the Special Committee has continued to hold discussions and negotiations with the Proposed Tender Offeror Sponsors regarding the Tender Offer Price, directly or through Plutus Consulting, based on the financial advice received from Plutus Consulting including analysis of calculation results of unit value and proposed price of the Investment Units from a financial perspective, as well as guidance and other legal advice from Mori Hamada & Matsumoto on responses to ensure the fairness of procedures in the Transaction.

As result, the board of directors of the Target Company reached the conclusion that the terms and conditions of the Transaction, including the Tender Offer Price, are appropriate based on the following facts:

(i)

that the Tender Offer Price is higher than the upper value within the range of the valuation result of investment unit based on the average market investment unit price analysis, is higher than the median value within the range of the valuation result of investment unit based on any of the DCF analysis, the DDM and the adjusted net asset analysis and is within the range of the valuation result of investment unit based on the comparable investment corporation analysis, among the valuation results of Investment Units by Plutus Consulting as described in “(ii)Target Company’s obtaining an investment unit valuation report from an independent third party valuation institution” of “Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below;

(ii)

that the Tender Offer Price was calculated inclusive of a respective premium of (A) 10.34% on 115,100 yen, the closing price on September 27, 2022, which is the business day immediately preceding the announcement date of the implementation of the Tender Offer, (B) 11.10% on 114,315 yen, the simple average closing price (for the past one-month period until September 27, 2022, (C) 13.70% on 111,702 yen, the simple average closing price for the past three-month period until September 27, 2022, and (D) 13.92% on 111,478 yen, the simple average closing price for the past six-month period until September 27, 2022 of the Investment Units on the Infrastructure Fund Market of the Tokyo Stock Exchange:

(iii)

that it is recognized that in determining the Tender Offer Price, the measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and measures to avoid conflicts of interest were taken while taking the interests of the general unitholders into account as described in “(ii) Target Company’s obtaining an investment unit valuation report from an independent third party valuation institution” of “Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below;

(iv)

that after the measures to avoid conflicts of interests were taken, the Target Company and the Proposed Tender Offeror Sponsors held the consultation on the Tender Offer Price, which was comparable to consultation and negotiation held in the arm’s length transaction. Specifically, based on the valuation results of Investment Units by Plutus Consulting as well as the legal advice on the decision-making process and method regarding the Transaction, including the Tender Offer, and other points to be noted, etc. obtained from Mori Hamada & Matsumoto, and as a result of the sincere and continuous consultation and negotiation between the Special Committee and the Proposed Tender Offeror Sponsors, the Tender Offer Price was the proposed price (127,000 yen per unit of the Investment Units) and the price was raised by approximately 11.4% (rounded to one decimal place) from the first proposal price (114,000 yen per unit of the Investment Units).

(v)

that the Report received from the Special Committee concluded that the terms and conditions of the Transaction, including the Tender Offer Price are appropriate as described in “(iii) Target Company’s establishment of the independent special committee and obtaining the report” of “Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.

Based on these judgement, the Target Company evaluates that the implementation of the Transaction would cause the Target Company to transfer all of its solar power generation facilities, to terminate its asset management and to be dissolved and would avoid the above-mentioned uncertainties in the future that it would face if it continued its asset management and reduce the cost of maintaining the listing. The Target Company also evaluates that, if the owner and operator of the Target Company’s assets under management are integrated, the costs may be further reduced, which may enable the Target Company to more quickly and flexibly decide and implement new measures in response to the introduction of policies and systems and technological innovations in the renewable energy industry and any changes thereto and as a result, the value of the Target Company’s assets under management will increase. Furthermore, the Target Company believes that the collaboration among the Proposed Tender Offeror Sponsors can be expected to increase the value of the Target Company’s assets under management. Therefore, the Target Company concluded that the Transaction would contribute to increasing the value of the Target Company and that the terms and conditions of the Transaction, including the Tender Offer Price are appropriate.

Accordingly, at a meeting of the board of directors of the Target Company held on September 28, 2022, the Target Company resolved to express an opinion in favor of the Tender Offer and to recommend that the unitholders of the Target Company tender their investment units in the Tender Offer. For details of the method of the resolution at the above meeting of the board of directors of the Target Company, please refer to “(vi) Target Company’s obtaining approvals from all non-interested directors of the Target Company” of “Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.

(C)	Management policies of the Target Company and Investment Policy of Assets Held by the Target Company after the Tender Offer

The Tender Offeror is planning to take the Target Company private after conducting a consolidation of the Investment Units (the “Consolidation of Investment Units”) in the event that the Tender Offer is consummated. With respect to the solar power generation facilities, etc. held by the Target Company, after taking the Target Company private, the owner and operator of the solar power generation facilities, etc. will be integrated upon the abolition of the Leasing Scheme and acquired from the Target Company by the Tender Offeror or a subsidiary to be established separately by the Tender Offeror, so that the owner and the operator of the solar power generation facilities, etc. will be integrated through the Tender Offeror or such subsidiary to be established separately by the Tender Offeror. In the event that the solar power generation facilities, etc. held by the Target Company ceases to exist due to the acquisition of the solar power generation facilities, etc. from the Target Company by the Tender Offeror or the subsidiary to be established separately by the Tender Offeror, the Target Company will be liquidated in accordance with the procedures stipulated in the relevant laws and regulations. In such case, the entrustment of the asset management of the Target Company to the Asset Manager will be terminated, but the details of the time of liquidation, etc. have not been determined as of today. The acquisition prices of the solar power generation facilities, etc. from the Target Company have not been determined as of today. However, the purchase and sale transactions of assets between the Target Company and the Tender Offeror or the subsidiary to be established separately by the Tender Offeror after the privatization will be substantially conducted between the companies of the same group and it is not intended to generate profits from the terms and conditions of such sales and purchases. It is believed that these transactions will enhance the operational efficiency of the solar power generation facilities, etc. held by the Target Company and will allow for creation of potential value and enhancement of the value of the Target Company’s assets by appropriate management and operations or repairs, renewals, and improvement, and introduction of new technologies and for building a stable operating system in anticipation of the termination of the FIT System in the future.

The Target Company’s existing borrowings (totaling approximately 35.9 billion yen as of today) may become immediately due and payable upon request of the lenders on account of the consummation of the Tender Offer or the privatization of the Target Company. Therefore, the Tender Offeror intends to lend the Target Company the funds necessary for repayment of such outstanding borrowings upon the request of the Target Company. The Tender Offeror obtained a commitment letter on September 28, 2022 from SMBC, as the lender of the funds required for the Tender Offer to provide loans to the Tender Offeror, under certain conditions, to be applied to loans to be made by the Target Company to the Target Company. The Tender Offeror has submitted a draft of such commitment letter to the Target Company for confirmation. Furthermore, the Tender Offer has submitted a commitment letter dated September 28, 2022 to the Target Company to the effect that the Tender Offeror will lend to the Target Company the fund for repayment of the estimated balance of the existing borrowings as of the end of November 2022 after consummation of the Tender Offer and its ancillary costs (totaling approximately 35.8 billion yen) under certain conditions, including (i) the Tender Offer has been consummated and (ii) the Tender Offeror has received the above loan from SMBC. As of today, the Tender Offeror does not intend to change the composition of the board of directors of the Target Company, such as replacement of the executive director and supervise directors, nor intends to change the asset management company of the Target Company from the Asset Manager, even after the consummation of the Tender Offer until the liquidation of the Target Company.

(3)	Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer

Takara Leben, which entered into the tokumei kumiai agreement with the Tender Offeror, is a wholly-owning parent company of Takara Asset Management Co., Ltd., which is the Asset Manager and entrusted with the asset management service of the Target Company under the Investment Trust Act, and both the Tender Offeror and the Target Company have entrusted the asset management service to the Asset Manager. Furthermore, Mr. Masahide Kikuchi is the sole Executive Director of the Target Company and also serves as a director and vice president of the Asset Manager, a subsidiary of Takara Leben, which could invite conflicts of interest between (a) the Tender Offeror, Takara Leben and the Asset Manager and (b) the unitholders of the Target Company. Given these facts, the Tender Offeror and the Target Company took the following measures to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process leading up to the determination to implement the Tender Offer and measures to avoid conflicts of interest:

(A)	Tender Offeror’s obtaining an investment unit valuation report from an independent third party valuation institution;
(B)	Target Company’s obtaining an investment unit valuation report from an independent third party valuation institution;
(C)	Target Company’s establishment of the independent special committee and obtaining the report;
(D)	Target Company’s obtaining advice from an independent law firm;
(E)	Target Company’s establishing the examination system;
(F)	Target Company’s obtaining approvals from all non-interested directors of the Target Company;
(G)	Nonexistence of deal protection provisions;
(H)	Measures to ensure opportunities for unitholders of the Target Company to appropriately determine whether to tender investment units in the Tender Offer;
(I)	Setting the minimum number of investment units to be purchased that exceeds the majority of minority; and

For details of the above, please refer to “Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” below.

(4)	Policy for organizational restructuring after the Tender Offer (matters relating to two-step acquisition)

As stated in “(1) Overview of Tender Offer,” the Tender Offeror intends to take the Target Company private, and if the Tender Offeror fails to acquire all of the total number of issued investment units of the Target Company (excluding the Investment Units held by the Tender Offeror and Takara Leben) through the Tender Offer even after the completion of the Tender Offer, the Tender Offeror will implement the Squeeze-Out Procedures described below after the completion of the Tender Offer.

Specifically, if the Tender Offeror and Takara Leben fail to hold the total number of voting rights of all unitholders after the completion of the Tender Offer, the Tender Offeror and Takara Leben, promptly after the settlement of the Tender Offer, intend to request that the Target Company hold an extraordinary unitholders’ meeting (the “Unitholders’ Meeting”) to submit the agenda items including the Consolidation of Investment Units. From the viewpoint of the effective utilization of the renewable energy power generation facilities, etc. held by the Target Company, the Tender Offeror and Takara Leben believe it is desirable to hold the Unitholders’ Meeting as soon as possible and intend to request that the Target Company hold the Unitholders’ Meeting in the middle of January 2023 with a record date of November 30, 2022, the fiscal period-end of the Target Company, in accordance with its articles of incorporation. However, if the settlement of the Tender Offer commences after the record date for such unitholders’ meeting (November 30, 2022), the Tender Offeror and Takara Leben intend to request that the Target Company (i) hold the unitholders’ meeting with a record date that is after and close to the commencement date of the settlement of the Tender Offer and (ii) submit such proposal to such unitholders’ meeting. The Target Company intends to promptly conduct the convocation procedures for the Unitholders’ Meeting upon such request. The Tender Offeror and Takara Leben intend to approve such proposal at the Unitholders’ Meeting.

If the proposal for the Consolidation of Investment Units is approved at the Unitholders’ Meeting, on the effective date of the Consolidation of Investment Units, all of the unitholders of the Target Company will hold the number of the Investment Units proportionate to the ratio of the Consolidation of Investment Units approved at the Unitholders’ Meeting. If, due to the Consolidation of Investment Units, any fraction constituting less than one (1) unit arises, each unitholder (excluding the Tender Offeror and Takara Leben) of the Target Company will be delivered an amount of cash, which is to be obtained by selling to the Tender Offeror the Investment Units (the number of which is equivalent to the total number of such fractions constituting less than one (1) unit; if any fraction constituting less than one (1) unit arises with respect to such total number, such fraction shall be rounded down to the nearest whole number; hereinafter the same applicable) in accordance with the procedures provided in Article 88, Paragraph 1 of the Investment Trust Act and other applicable laws and regulations. The Tender Offeror intends to request that the Target Company sell such fractions constituting less than one (1) unit to the Tender Offeror by determining the sale price of such Investment Units, the number of which is equivalent to the total number of such fractions constituting less than one (1) unit, and such sale price shall be equal to the Tender Offer Price on the assumption that no distribution will be made by the Target Company for the fiscal period ending November 2022. However, if the Target Company makes a distribution for the fiscal period ending November 2022 for whatever reason, given that the record date for the distribution by the Target Company for the fiscal period ending November 2022 (November 30, 2022) arrives during the commencement date of the settlement of the Tender Offer and the effective date of the Consolidation of Investment Units and in order to ensure that there will be no difference in the total amount of cash delivered between each unitholder who tenders its investment units in the Tender Offer and each unitholder who does not tender its investment units in the Tender Offer, has received the distribution for the fiscal period ending November 2022 and is entitled to receive cash upon the Consolidation of Investment Units (the “Non-tendering Unitholders”), the Tender Offeror intends to request that the Target Company sell such fractions constituting less than one (1) unit to the Tender Offeror by determining the sale price of such Investment Units so that the amount of cash delivered to the Non-tendering Unitholders as a result of the sale of the Investment Units, the number of which is equivalent to the total number of such fractional investment units, will be equal to the price obtained by multiplying the Tender Offer Price less the distribution amount per unit for the fiscal period ending November 2022 by the number of the Investment Units held by each of such unitholders.

In addition, the ratio of the Consolidation of Investment Units has not been determined as of today. The Target Company intends to determine the ratio of the Consolidation of Investment Units in such a way as to make the number of the Investment Units held by the Non-tendering Unitholders a fraction constituting less than one (1) unit so that only the Tender Offeror and Takara Leben will hold the total number of issued investment units as of the effective date of the Consolidation of Investment Units. However, if there is any unitholder (excluding the Tender Offeror) holding a number of the Investment Units that exceeds the number of the Investment Units held by Takara Leben (or if there is any unitholder (excluding the Tender Offeror) holding a number of the Investment Units that does not exceed but is very close to the number of the Investment Units held by Takara Leben) (although each case needs to be examined individually based on the factual circumstance, such as unitholder attributes, recent purchases by such unitholder and each content of communications with the Tender Offeror Group or the Target Company, a unitholder whose ownership ratio is approximately five (5) % or more can be considered as such unitholder.) after the Tender Offer, the Tender Offeror and Takara Leben intend to request that the Target Company determine the ratio of the Consolidation of Investment Units in such a way as to make the number of the Investment Units held by any of the unitholders who do not tender their investment units in the Tender Offer, including Takara Leben, a fraction constituting less than one (1) unit (in such case, even after the completion of the Squeeze-Out Procedures, no adjustment will be made to the ratio of the voting rights by means such as transfers of the Investment Units between the Tender Offeror and Takara Leben). The Tender Offer is not intended to solicit the unitholders of the Target Company to approve the proposal at the Unitholders’ Meeting.

For the procedures mentioned above, the implementation may take longer time, or the method of the implementation may be changed due to circumstances such as the amendment to, or enforcement of, the relevant laws and regulations, or interpretation by the authorities of the relevant laws and regulations, etc. However, even in such cases, the Tender Offerors intend to take measures to eventually pay cash to the Non-tendering Unitholders if the Tender Offer is completed. In such case, the amount of cash to be delivered to the Non-tendering Unitholders will be calculated so that such amount will be equal to the amount obtained by multiplying the Tender Offer Price (if the Target Company makes a distribution for the fiscal period ending November 2022 for whatever reason, the Tender Offer Price less the distribution amount per unit for the fiscal period ending November 2022) by the number of the Investment Units held by each of such unitholder. The specific procedures and the schedule will be announced by the Target Company once these procedures and schedule are determined through mutual discussions between the Tender Offeror and the Target Company.

The dissenting shareholders’ appraisal rights (Article 182-4 of the Companies Act (Act No. 86 of 2005), as amended) and the filing of a petition for the determination of the share price (Article 182-5, Paragraph 2 of the Companies Act) in a share consolidation with respect to a stock company (kabushiki kaisha) are not prescribed in the Investment Trust Act. Accordingly, in respect of the Consolidation of Investment Units, the Non-tendering Unitholders who dissent from the Consolidation of Investment Units will not be able to request the purchase of their own investment units or to request the determination of the investment unit price with respect to their own investment units. However, Article 88, Paragraph 1 of the Investment Trust Act prescribes that, if there are any fractions constituting less than one (1) unit as a result of the investment unit consolidation, a number of the investment units that is equivalent to the total number of such fractions shall be sold via an appropriate sale method specified by the cabinet office ordinance to ensure the sale at fair value, and the proceeds of such sale shall be delivered to the unitholders. The appropriate sale method to ensure the sale at fair value referred to in Article 88, Paragraph 1 of the Investment Trust Act is prescribed by Article 138, Item 3 of the Regulation for Enforcement of the Act on Investment Trusts and Investment Corporations (Order of the Prime Minister’s Office No. 129 of 2000, as amended). Such article prescribes that unlisted investment units shall be sold at a fair and reasonable price in light of the net asset value of the investment corporation issuing such investment units. The Tender Offer Price exceeds the net asset value per unit of the Target Company, and the amount of cash per unit delivered to the Non-tendering Unitholders upon the Consolidation of Investment Units will be equal to such Tender Offer Price (if the Target Company makes a distribution for the fiscal period ending November 2022 for whatever reason, the Tender Offer Price less the distribution amount per unit for the fiscal period ending November 2022). The Tender Offeror believes that such price will exceed the fair price prescribed by the Investment Trust Act.

All unitholders of the Target Company need to take sole responsibility for seeking advice from their tax accountants with regard to the tax consequences of tendering their investment units in the Tender Offer or participating in the procedures outlined above.

(5)	Possibility of, and reasons for, delisting

The Investment Units are listed on the Infrastructure Fund Market of the Tokyo Stock Exchange as of today. However, since the Tender Offeror has not set a maximum limit on the number of investment units to be purchased in the Tender Offer, the Investment Units may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer.

In addition, even if the Investment Units do not fall under such criteria at the time of the completion of the Tender Offer, and if the Consolidation of Investment Units is implemented as set out in “(4) Policy for organizational restructuring after the Tender Offer (matters relating to two-step acquisition)” above, the Investment Units will fall under the delisting criteria of the Tokyo Stock Exchange and be delisted through the prescribed procedures. After delisting, the Investment Units may not be traded on the Tokyo Stock Exchange.

(6)	Matters concerning material agreements regarding the Tender Offer

On September 28, 2022, the Proposed Tender Offeror Sponsors entered into the Tender Offer Agreement in connection with the implementation of the Tender Offer by the Tender Offeror. In addition to implementing the Transaction, the Proposed Tender Offeror Sponsors agree to or confirm in the Tender Offer Agreement the following matters: (i) Takara Leben’s non-tendering of the Investment Units Agreed Not to Be Tendered, and Takara Leben’s tendering of the Investment Units Agreed to Be Tendered in the Tender Offer, (ii) the Tender Offeror’s borrowing from SMBC to fund the settlement of the Tender Offer and ancillary costs, (iii) the Tender Offeror’s implementation of the transaction to acquire the solar power generation facilities owned by the Target Company after the completion of the Transaction or the implementation thereof by a subsidiary to be incorporated by the Tender Offeror; and (iv) the planned liquidation of the Target Company after the completion of such acquisition transaction. There are no conditions precedent for the obligations of Takara Leben to tender the Investment Units Agreed to Be Tendered in the Tender Offer.

2.	Outline of Tender Offer

(1)	Outline of the Tender Offeror

(A) Name	Godo Kaisha Green Energy

(B) Address	22-10-201, Toranomon 3-chome, Minato-ku, Tokyo

(C) Title and name of representative	General Incorporated Association Green Energy, Representative Member Masaki Aguni, Operating Director

(D) Business outline

1.  Electricity generation business by renewable energy and its management, operation, supply and sale of electricity, etc.;

2.  Purchase, holding and sale of power generation facilities, etc. pertaining to electricity generation business by renewable energy;

3.  Acquisition, holding and disposal of securities; and

4.  Any and all operations incidental and relating to each of the foregoing items

(E) Capital stock	100,000 yen

(F) Date of establishment	August 25, 2022

(G) Member and ownership ratio	General Incorporated Association Green Energy	100%

(2)	Outline of the Target Company

(A) Name	Takara Leben Infrastructure Fund, Inc.

(B) Address	2-1-1, Otemachi, Chiyoda-ku, Tokyo

(C) Title and name of representative	Masahide Kikuchi, Executive Director

(D) Total amount of investment	30,064 million yen

(E) Date of establishment	August 5, 2015

(F) Total number of issued investment units	298,357 units

(G) Fiscal period	May and November

(H) Major assets under management	Renewable energy power generation facilities, real estate and leasehold right, etc.

(I) Major unitholders and ownership ratios (as of May 31, 2022) (Notes 1 and 2)	Takara Leben Co., Ltd.	6.59%
	The Hachijuni Bank, Ltd.	2.19%
	The Bank of Fukuoka, Ltd.	2.10%
	The Master Trust Bank of Japan, Ltd. (trust account)	1.70%
	The Rokinren Bank	1.48%
	Yamato Shinkin Bank, Ltd.	1.19%
	Aozora Bank, Ltd.	1.12%
	Aichi Bank, Ltd.	0.89%
	The Fukuho Bank, Ltd.	0.78%
	Chiharu Sekino	0.68%

(J) Name of the Asset Manager	Takara Asset Management Co., Ltd.

(K) Address of the Asset Manager	2-1-1, Otemachi, Chiyoda-ku, Tokyo

(L) Title and name of representative of the Asset Manager	Mamoru Takahashi, CEO

(H) Relationship between the Tender Offeror and the Target Company

Capital relationship

N/A

Takara Leben, which is to be the parent company of the Tender Offeror if the tokumei kumiai investment is conducted by the Proposed Tender Offeror Sponsors subject to completion of the Tender Offer, holds 19,686 units of the Investment Units (ownership ratio: 6.6%) and Leben Community Co., LTD., a wholly-owned subsidiary of Takara Leben, holds 1,675 units of the Investment Units (ownership ratio: 0.56%). Takara Leben holds 100% of the total voting rights of the Asset Manager of the Target Company.

Personnel relationship

N/A

The only Executive Director of the Target Company is from Takara Leben. In addition, one (1) Senior Executive Director of Takara Leben concurrently serves as a director (part-time) of the Asset Manager of the Target Company and one (1) outside corporate auditor (full-time) of Takara Leben concurrently serves as a corporate auditor (part-time) of the Asset Manager of the Target Company.

Business relationship

N/A

As the sole sponsor and operator of the Target Company etc., Takara Leben prioritizes information on renewable energy power generation facilities, etc. properties and provides administration and maintenance services for renewable energy power generation facilities, etc. owned by the Target Company. In addition, SMBC, which enters into a tokumei kumiai agreement with the Tender Offeror, has ordinary banking transactions with the Target Company.

Status as related party

N/A

Since Takara Leben is the parent company of the Asset Manager of the Target Company and is expected to be the parent company of the Tender Offeror if the tokumei kumiai investment is conducted by the Proposed Tender Offeror Sponsors subject to completion of the Tender Offer, Takara Leben, the Tender Offeror and the Asset Manager of the Target Company will be mutually related parties in such cases.

(Note 1)	“Ownership ratios” is the ratio of the number of investment units owned against the total number of issued investment units and rounded down to the second decimal place.
(Note 2)	Information in “Major unitholders and ownership ratios (as of May 31, 2022)” is based on the contents of “Status of Major Unitholders” of the Annual Securities Report.

(3)	Schedule
(A)	Schedule

Date of determination	Wednesday, September 28, 2022
Date of public notice of commencement of tender offer

Thursday, September 29, 2022

Public notice will be made electronically via the Internet, and a notice to that effect will be published in the Nikkei.

(URL of the electronic notice:

https://disclosure.edinet-fsa.go.jp/)

Filing date of tender offer registration statement	Thursday, September 29, 2022

(B)	Initially registered offering period

From Thursday, September 29, 2022 to Friday, November 11, 2022 (thirty (30) business days)

(C)	Possibility of extension of tender offer period upon request of the Target Company

N/A

(4)	Price of tender offer

127,000 yen per investment unit

(5)	Basis for the calculation of the Tender Offer Price
(A)	Basis of calculation

In order to ensure the fairness of the Tender Offer Price, when determining the Tender Offer Price, the Tender Offeror requested SMBC Nikko Securities, which is a financial advisor and a third-party valuation institution that is independent from the Tender Offeror, the Target Company and Takara Leben, to evaluate the value of the Investment Units, and obtained the investment unit valuation report dated September 27, 2022 (the “Investment Unit Valuation Report (SMBC Nikko Securities)”). SMBC Nikko Securities is not a related party to the Tender Offeror, the Target Company and Takara Leben, and has no material interest in the Tender Offer.

As is the same with SMBC, SMBC Nikko Securities is a member of SMBC Group, and SMBC plans to lend the funds for the settlement of the Tender Offer to the Tender Offeror. While SMBC also conducts financing transactions, etc. for the Target Company and Takara Leben as part of ordinary banking transactions, SMBC has no material interest for the Transaction that should be described. In light of the achievement of SMBC Nikko Securities as the valuation institution, and with considering the facts that (i) as the measures to prevent adverse effects, certain information blocking measures have been taken by and among the divisions of SMBC Nikko Securities conducting calculation of value of the Investment Units and other divisions, as well as the SMBC Group; (ii) as the Tender Offeror and SMBC Nikko Securities conduct transaction upon the same commercial terms as with that for general business partners, SMBC Nikko Securities’ independence as a financial advisor and a third-party valuation institution is ensured; and (iii) as SMBC Nikko Securities is not a related party to the Tender Offeror, the Target Company and Takara Leben, there are no particular problems with regard to the Tender Offeror’s requesting the SMBC Nikko Securities to calculate the value of the Investment Units, the Tender Offeror appoints SMBC Nikko Securities as a financial advisor and a third-party valuation institution.

SMBC Nikko Securities evaluated the value of the Investment Units using each of the following methods. The Tender Offeror obtained Investment Unit Valuation Report (SMBC Nikko Securities) from SMBC Nikko Securities on September 27, 2022. As described in “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” below, the Tender Offeror believes that the measures to ensure the fairness of the Tender Offer Price and the measures to avoid conflicts of interest were taken by the Tender Offeror and the Target Company. Accordingly, the Tender Offeror did not obtain an opinion concerning the appropriateness of the Tender Offer Price (a fairness opinion) from SMBC Nikko Securities.

The results of the valuation by SMBC Nikko Securities of the value per unit of the Investment Units are as follows:

Market investment unit price analysis:	111,478 yen to 114,315 yen
Comparable listed investment corporation analysis:	93,169 yen to 113,873 yen
DCF analysis:	120,753 yen to 127,892 yen
Adjusted net asset analysis:	116,207 yen

Under the market investment unit price analysis, with September 27, 2022 set as the record date, the range of the investment unit value per unit of the Investment Units was calculated to be from 111,478 yen to 114,315 yen, based on the simple average of the closing price for the most recent one (1) month period up to the record date of the Investment Units on the Infrastructure Fund Market of the Tokyo Stock Exchange which was 114,315 yen, the simple average of the closing price for the most recent three (3) month period up to the record date which was 111,702 yen and the simple average of the closing price for the most recent six (6) month period up to the record date which was 111,478 yen.

Under the comparable listed investment corporation analysis, the investment unit value per unit of the Investment Units was calculated to be in the range of 93,169 yen to 113,873 yen as a result of the valuation of the investment unit value of the Investment Units by comparing the market prices of investment units and financial indicators showing profitability, etc. of some listed infrastructure funds engaged in a business comparatively similar to that conducted by the Target Company.

Under the DCF analysis, the investment unit value per unit of the Investment Units was calculated to be in the range of 120,753 yen to 127,892 yen as a result of valuation the investment unit value of the Target Company by discounting the free cash flow expected to be created by the Target Company during the fiscal period ending November 2022 and the subsequent fiscal periods to the present value using a certain discount rate, based on the various factors, such as the earnings and investment plan described in the business plan for the fiscal period ending November 2022 through the fiscal period ending May 2050 of the Target Company as well as publicly available information. It should be noted that, the business plan of the Target Company used by SMBC Nikko Securities for the DCF analysis includes fiscal periods in which a large increase or decrease in income or profit is expected. Specifically, as the procurement period for renewable energy power generation facilities in the FIT System is sequentially completed, it is expected that the operating income will substantially decline in the fiscal periods ending May 2037, November 2037, May 2039, May 2040, and November 2040, respectively, due to a decline in rent income received by the Target Company. As the some of the assets held by the Target Company are fully depreciated and amortized, it is also expected that the operating income will substantially increase in the fiscal period ending May 2041 and May 2046, respectively, due to a decrease in depreciation and amortization expenses. In addition, as the operation of power generation facilities is sequentially discontinued, it is expected that the operating income will substantially decline in the fiscal periods ending May 2044, May 2045, May 2049 and May 2050, respectively, due to a decline in the rent income received by the Target Company. The Target Company does not reflect in the business plan the expected synergies that are expected to be realized through the implementation of the Transaction as it is difficult at this point in time to specifically estimate the impact of such synergies on the earnings, but considered the benefits from reducing listing-related costs.

Under the adjusted net asset analysis, the investment unit value per investment unit of the Investment Units was calculated to be 116,207 yen, by calculating the adjusted net asset value based on the book net asset value recorded on the Target Company’s balance sheet as of May 31, 2022 reflecting unrealized gains on power generation facilities held by the Target Company and the assets and liabilities not recorded on the Target Company’s balance sheet.

The Tender Offeror comprehensively took into account several factors, such as (i) the valuation results of the value of investment units of the Target Company stated in the Investment Unit Valuation Report (SMBC Nikko Securities), (ii) the results of the due diligence on the Target Company conducted by the Tender Offeror from around the mid-July 2022 to around the mid-September 2022, (iii) the movement of prices of the Investment Units on the Infrastructure Fund Market of the Tokyo Stock Exchange during the past six month period, and (iv) the prospective number of investment units to be tendered in the Tender Offer, and based on the results of the discussions and negotiations with the Target Company, the Tender Offeror finally determined, on September 28, 2022, to set the Tender Offer Price at 127,000 yen per unit of the Investment Units, which exceeds the valuation results based on the market investment unit price analysis, comparable listed investment corporation analysis and adjusted net asset analysis and is within the ranges of the valuation results based on the DCF analysis stated in the Investment Unit Valuation Report (SMBC Nikko Securities) received from SMBC Nikko Securities.

The Tender Offer Price of 127,000 yen per unit represents (a) a premium of 10.34% on 115,100 yen, which is the closing price of the Investment Unit on the Infrastructure Fund Market of the Tokyo Stock Exchange on September 27, 2022, the business day immediately preceding the date of announcement regarding the Tender Offer; (b) a premium of 11.10% on 114,315 yen, which is the simple average closing price for the latest one (1)-month period up to September 27, 2022; (c) a premium of 13.70% on 111,702 yen, which is the simple average closing price for the latest three (3)-month period up to September 27, 2022; and (d) a premium of 13.92% on 111,478 yen, which is the simple average closing price for the latest six (6)-month period up to September 27, 2022, respectively.

(B)	Process of calculation

(Process leading up to determination of the Tender Offer Price)

Takara Leben submitted a preliminary written proposal to the Target Company on July 4, 2022 stating its intention to conduct the Transaction in order to confirm whether it was possible for the Target Company to consider going private. In response, on July 4, 2022, the Target Company indicated its intention to commence discussions on the merits of going private. Furthermore, on July 7, 2022, in response to the submission of the above preliminary written proposal dated July 4, 2022, Takara Leben received oral notice to appoint Mori Hamada & Matsumoto as a legal advisor for the purpose of the implementation of the Transaction and to establish the Special Committee.

In order to discuss the Tender Offer, the Proposed Tender Offeror Sponsors proceeded to discuss the appropriateness of, and the method pertaining to, etc., taking the Target Company private, as follows: in late June 2022, they appointed SMBC Nikko Securities as a financial advisor and an third-party valuation institution, and in early July 2022, they appointed Nagashima Ohno & Tsunematsu as a legal advisor independent from the Tender Offeror and the Target Company; further, from early July 2022 to early September 2022, they received legal advice from Nagashima Ohno & Tsunematsu on the procedures related to the Transaction, and financial analysis and advice from SMBC Nikko Securities regarding the contributions to the Proposed Tender Offeror Sponsors through the Transaction, which will be made as appropriate. Furthermore, the Proposed Tender Offeror Sponsors conducted due diligence on the Target Company from the perspective of reviewing the feasibility of the Tender Offer from early July 2022 to early September 2022. During the period from the submission of a preliminary written proposal on July 4, 2022 through late September 2022, the Proposed Tender Offeror Sponsors continued to discuss with the Target Company the significance and objectives of the Transaction and the Tender Offer Price, as stated below. The Proposed Tender Offeror Sponsors did not discuss or negotiate the terms and conditions of the Transaction, including the Tender Offer Price, with Leben Community, which owns the Investment Units Agreed to Be Tendered, because Leben Community is a wholly owned subsidiary of Takara Leben and it is not expected to make decisions differently from Takara Leben.

In the written price proposal dated September 1, 2022, the Proposed Tender Offeror Sponsors made a proposal to the Target Company with 114,000 yen as the Tender Offer Price. The price of 114,000 yen exceeds 113,900 yen, the highest closing price of the Investment Units during the six-month period up to August 31, 2022, and the amount obtained by adding (i) a premium of 2.86% to 110,827 yen, which is the average price of the Investment Units for the one-month period up to the business day immediately preceding September 1, 2022, (ii) a premium of 2.79% to 110,906 yen, which is the average price of the Investment Units for the three-month period up to the business day immediately preceding September 1, 2022, and (iii) a premium of 3.02% to 110,656 yen, which is the average price of the Investment Units for the six-month period up to the business day immediately preceding September 1, 2022, respectively. The Proposed Tender Offeror Sponsors proposed such Tender Offer Price from a comprehensive perspective based on the investment unit price calculated at the present time using various value calculation methods, i.e., the DCF analysis, market investment unit price analysis, comparable investment corporation analysis and adjusted net asset value approach. However, because the level of the premium was extremely low and the proposed Tender Offer Price was below the closing price of the Investment Units on September 7, 2022 (114,500 yen), the Special Committee established by the Target Company found it difficult to conduct discussions based on the proposed Tender Offer Price and requested that the Proposed Tender Offeror Sponsors reconsider the Tender Offer Price on September 7, 2022. In response, the Proposed Tender Offeror Sponsors reexamined the Tender Offer Price and, in the written price proposal dated September 9, 2022, made another proposal to the Target Company to set the Tender Offer Price at 120,000 yen. This exceeded the price of 119,587 yen, which is the price obtained by adding a premium of 15.00% to the Target Company’s net asset value per unit at the end of the fiscal period ended May 2022 (103,989 yen). This is the price obtained by adding (i) a premium of 7.29% to 111,845 yen, which is the average price of the Investment Units for the one-month period up to the business day immediately preceding September 9, 2022, (ii) a premium of 8.00% to 111,108 yen, which is the average price of the Investment Units for the three-month period up to the business day immediately preceding September 9, 2022, and (iii) a premium of 8.21% to 110,895 yen, which is the average price of the Investment Units for the six-month period up to the business day immediately preceding September 9, 2022, respectively. In doing so, the Proposed Tender Offeror Sponsors explained to the Target Company that it proposed the above Tender Offer Price from a comprehensive perspective based on the investment unit prices calculated at the present time using various value calculation methods, i.e., the DCF analysis, market investment unit price analysis, comparable investment corporation analysis and adjusted net asset value approach, in order to appropriately reflect in the price the intrinsic value of the Target Company based on the assets held by the Target Company, etc. However, on September 14, 2022, the Special Committee requested another reconsideration of the Tender Offer Price on the grounds that the level of the proposed Tender Offer Price premium remained low and difficult to agree with. Therefore, the Proposed Tender Offeror Sponsors reexamined the Tender Offer Price and, in the written price proposal dated September 16, 2022, the Proposed Tender Offeror Sponsors made another proposal to the Target Company with the Tender Offer Price at 124,000 yen. Such price is the amount obtained by adding the premium of approximately 10% to the average investment unit price for the one-month period up to September 15, 2022 (112,774 yen), in reference to the level of premium added in the tender offer by Godo Kaisha RJ7, announced on May 12, 2022, for investment units of Renewable Japan Energy Infrastructure Fund, Inc., which is considered to be a case similar to the Tender Offer in that it is the only case of privatization of a listed infrastructure fund (10.68% to the closing price on the business day immediately preceding the announcement date, 10.93% to the simple average of the closing price for the one-month period up to the business day immediately preceding the announcement date, 12.85% to the simple average of the closing price for the three-month period up to the business day immediately preceding the announcement date, and 11.24% to the simple average of the closing price for the six-month period up to the business day immediately preceding the announcement date). The above price is the amount obtained by adding (i) a premium of 11.42% to the average price of the Investment Units for the three-month period up to September 15, 2022, and (ii) a premium of 11.53% to the average price of the Investment Units for the six-month period up to September 15, 2022, respectively. In response to such other proposal, on September 20, 2022, the Special Committee requested that an opportunity be provided for a face-to-face negotiation on the Tender Offer Price. Accordingly, on September 22, 2022, the Proposed Tender Offeror Sponsors attended such meeting. As the tender offer price increased 9.52% from the initially proposed price in the process of negotiations in the case of Renewable Japan Energy Infrastructure Fund, Inc., which is considered to be a case similar to the Tender Offer, during the meeting, the Proposed Tender Offeror Sponsors made a proposal to the Target Company with the Tender Offer Price at 125,000 yen, which exceeded 124,852 yen, the amount obtained by adding a 9.52% increase to the initially proposed price of 114,000 yen. This is equivalent to the price level obtained by adding (i) a premium of 10.11% to 113,523 yen, which is the average price of the Investment Units for the one-month period up to September 21, 2022, (ii) a premium of 12.11% to 111,495 yen, which is the average price of the Investment Units for the three-month period up to September 21, 2022, and (iii) a premium of 12.28% to 111,327 yen, which is the average price of the Investment Units for the six-month period up to September 21, 2022, respectively. At such meeting, the Proposed Tender Offeror Sponsors received from the Special Committee, which had received such price proposal, a proposal to raise the Tender Offer Price to 127,000 yen, mainly because of the need to ensure a premium level higher than the most recent market price of the Investment Units. The Proposed Tender Offeror Sponsors considered the acceptability of such proposal during the meeting and agreed that the increase in the price was an acceptable level to the Proposed Tender Offeror Sponsors. As a result, after confirming the conditions for agreement, namely, (a) no material change in the market price of the Investment Units would occur and (b) no material change in any other assumptions for examination of the Tender Offer Price would occur or be identified by the business day immediately prior to the announcement date of the implementation of the Tender Offer, the Proposed Tender Offeror Sponsors agreed with the Special Committee that the Tender Offer Price would be 127,000 yen. All of the above discussions on the Tender Offer Price were based on the assumption that no distributions would be made with respect to the fiscal period ending November 30, 2022.

After such discussions and negotiations, on September 28, 2022, the Proposed Tender Offeror Sponsors decided to set the Tender Offer Price at 127,000 yen and to commence the Tender Offer through the Tender Offeror as part of the Transaction and the Tender Offeror decided to acquire the Investment Units through the Tender Offer.

(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)

Takara Leben, which entered into the tokumei kumiai agreement with the Tender Offeror, is a wholly-owning parent company of Takara Asset Management Co., Ltd., which is the Asset Manager and entrusted with the asset management service of the Target Company under the Investment Trust Act, and both the Tender Offeror and the Target Company have entrusted the asset management service to the Asset Manager. Furthermore, Mr. Masahide Kikuchi is the sole Executive Director of the Target Company and also serves as a representative director and vice president of the Asset Manager, a subsidiary of Takara Leben, which could invite conflicts of interest between (a) the Tender Offeror, Takara Leben and the Asset Manager and (b) the unitholders of the Target Company. Given these facts, The Tender Offeror and the Target Company took the following measures to eliminate any arbitrariness in the decision-making process leading up to the determination to implement the Tender Offer, ensure the fairness of the Tender Offer Price and avoid conflicts of interest:

The following description regarding the measures implemented by the Target Company is based on the explanation from the Target Company.

(i)	Tender Offeror’s obtaining an investment unit valuation report from an independent third-party valuation institution

The Tender Offeror obtained the Investment Unit Valuation Report (SMBC Nikko Securities) as of September 27, 2022 by requesting SMBC Nikko Securities, as a third-party valuation institution independent from the Tender Offeror, the Target Company and Takara Leben, to calculate the investment unit value of the Investment Units in order to secure the fairness of the Tender Offer Price upon determination of the Tender Offer Price.

For details of the Investment Unit Valuation Report (SMBC Nikko Securities) that the Tender Offeror has obtained from SMBC Nikko Securities, please refer to “(A) Basis of calculation” above.

(ii)	Target Company’s obtaining an investment unit valuation report from an independent third party valuation institution

The following information is based on the Target Company’s Press Release:

(a)	Name of valuation institution and the relationship with the Target Company and the Tender Offeror Group, etc.

In order to obtain advice and opinions from a financial perspective on the Tender Offer Price and other terms of the Tender Offer and ensure the appropriateness of the Tender Offer Price, the Target Company, in expressing its opinion regarding the Tender Offer, requested Plutus Consulting, which is a financial advisor of the Target Company, as a third-party valuation institution independent from the Target Company, the Asset Manager, and the Tender Offeror Group, to evaluate the investment unit value of the Investment Units, and obtained the Investment Unit Valuation Report (Plutus Consulting) as of September 27, 2022.

Plutus Consulting is not a related party to the Target Company, the Asset Manager and the Tender Offeror Group and does not have any material interest in the Tender Offer. In addition, fees for Plutus Consulting for the Transaction are only fixed fees payable regardless of the success or failure of the Transaction and do not include a contingency fee payable on the conditions of, among other things, the consummation of the Transaction, including the Tender Offer.

As The Target Company believes that the measures to ensure the fairness were fully taken, the Target Company did not obtain a fairness opinion.

(b)	Outline of calculation

After examining which methods of valuation to be adopted for the valuation of the investment unit value of the Investment Units from among several methods of valuation of investment unit value, Plutus Consulting conducted the valuation of the investment unit value per unit of the Investment Units using the following methods: (i) the average market investment unit price analysis given the fact that the Investment Units is listed on the Infrastructure Fund Market of the Tokyo Stock Exchange, and the market prices are available for the Investment Units, (ii) comparable investment corporation analysis given the fact that there are more than one comparable listed infrastructure fund and the investment unit value of the Investment Units can be inferred by analyzing comparable investment corporation, (iii) the DCF analysis to reflect the future business activities of the Target Company in the valuation, (iv) the DDM to reflect the distribution of income that the unitholders are expected to receive in the valuation and (v) the adjusted net asset analysis to reflect the impact on the net asset of the market value and marketability of the asset of the Target Company.

The ranges of the investment unit value per unit of the Investment Units calculated using the above methods are as follows:

Average market investment unit price analysis:	111,478 yen to 115,100 yen
Comparable investment corporation analysis:	107,919 yen to 149,755 yen
DCF analysis:	97,375 yen to 145,061 yen
DDM:	101,365 yen to 145,602 yen
Adjusted net asset analysis:	104,049 yen to 140,197 yen

Under the average market investment unit price analysis, with September 27, 2022 set as the record date, the range of the investment unit value per unit of the Investment Units was calculated to be from 111,478 yen to 115,100 yen, based on the closing price of the Investment Units on the Infrastructure Fund Market of the Tokyo Stock Exchange on the record date which was 115,100 yen, the simple average of the closing price for the most recent one (1) month period which was 114,315 yen, the simple average of the closing price for the most recent three (3) month period which was 111,702 yen, and the simple average of the closing price for the most recent six (6) month period which was 111,478 yen.

Under the comparable investment corporation analysis, the range of the investment unit value per unit of the Investment Units was calculated to be from 107,919 yen to 149,755 yen, based on the valuation of the investment unit value per unit of the Investment Units by selecting comparable listed infrastructure funds and comparing market investment unit prices and financial indicators showing profitability, etc.

The DCF analysis and the DDM were based on various factors, such as the business plan for the fiscal period ending November 2022 through the fiscal period ending November 2040 prepared by the Target Company as well as publicly available information. Under the DCF analysis, the investment unit value per unit of the Investment Units was calculated to be in the range of 97,375 yen to 145,061 yen as a result of valuating the investment unit value of the Investment Units by discounting the free cash flow expected to be generated by the Target Company during the fiscal period ending November 2022 and the subsequent fiscal periods to the present value using a certain discount rate. Under the DDM, the investment unit value per unit of the Investment Units was calculated to be in the range of 101,365 yen to 145,602 yen as a result of valuating the investment unit value of the Investment Units by discounting the expected distribution amount for the fiscal period ending November 2022 to the present value using a certain discount rate. The Target Company does not reflect in the business plan the synergies expected to be realized as a result of the implementation of the Transaction, as it is difficult at this point in time to specifically estimate the impact of such synergies on the earnings.

It should be noted that, the Business Plan on which the DCF analysis and the DDM were based includes fiscal periods in which a substantial increase or decrease in operating income, net income or free cash flow from previous fiscal period is expected. Specifically, as the procurement period for renewable energy power generation facilities in the FIT System and the operation period of the renewable energy power generation facilities are sequentially completed, it is expected that the operating income will substantially decline in each fiscal period ending May 2037, November 2037, May 2038, May 2039, May 2040 and November 2040 due to the decline in the basic rent received by the Target Company. Furthermore, it is also expected that the net income will substantially decrease in the fiscal period ending November 2036 as well as the above-mentioned fiscal periods due to the expiration of the deadlines for the Conduit Requirements. Moreover, it is also expected that the free cash flow will substantially decrease in the fiscal periods ending November 2022 and May 2023 due to the refund during the fiscal period ending November 2022 of the consumption tax recoverable temporarily accrued in connection with the procurement of renewable energy power generation facilities during the fiscal period ended May 2022. In addition, it is also expected that the free cash flow will substantially increase in the fiscal periods ending May 2023 and November 2023 due to the decrease of the working capital during the same periods in connection with the temporary increase of the required reserve amount of minimum cash during the fiscal period ending May 2023.

Under the adjusted net asset analysis, the range of the investment unit value per unit of the Investment Units was calculated to be from 104,049 yen to 140,197 yen, by calculating the adjusted net asset value based on the book net asset value recorded on Target Company’s balance sheet as of May 31, 2022 reflecting unrealized gains and losses on the assets held by the Target Company and the payment of the distribution with the end of May set as the record date.

(Note)

In evaluating the investment unit value of the Investment Units, in principle, Plutus Consulting adopted, without any change, the information provided from the Target Company and publicly available information, and, assuming that all of such information and materials were accurate and complete, did not independently verify the accuracy and completeness of such information and materials. With respect to the assets and liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of the Target Company, Plutus Consulting did not independently conduct an evaluation or assessment of such assets or liabilities, nor did it make any request to a third-party institution for appraisal or assessment of such assets and liabilities. In addition, Plutus Consulting assumed that the information related to the financial forecasts of the Target Company was reasonably prepared by the management of the Target Company, based on best forecasts and judgments currently available. Plutus Consulting analyzed and examined the business plan on which its valuation was based by holding several question and answer session with the Target Company, and the Special Committee confirmed the details, important assumptions, and the rationality of the process of preparation of the business plan.

(iii)	Target Company’s establishment of the independent special committee and obtaining the report According to the Target Company’s Press Release, it is stated as follows:

(a) Process of establishment of the special committee, etc.

As stated in “(ii) Establishment of the Special Committee and independent examination system, etc.” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” above, given that the Transaction falls under the category of a transaction that typically involves structural conflict of interest and information asymmetry issues as Takara Leben is a wholly-owning parent company of the Asset Manager, which is entrusted with providing asset management services to the Target Company under the Investment Trust Act, and Mr. Masahide Kikuchi, the sole Executive Director of the Target Company, also serves as a director and vice president of the Asset Manager, in order to address such issues and ensure fairness in the general negotiation and decision-making process regarding the merits of the Transaction and transaction terms, and in light of the advice from Mori Hamada & Matsumoto, the Target Company believes that it is necessary to establish a system to examine and negotiate over the Transaction from the viewpoint of enhancing the value of the Target Company and protecting the interests of the general unitholders of the Target Company from a position independent from the Tender Offeror Group; thus, from early July 2022, the Target Company commenced preparations toward establishing a special committee consisting of supervisory directors of the Target Company and external experts. Pursuant to a resolution of the board of directors meeting of the Target Company held on July 22, 2022, the Target Company established a Special Committee consisting of three persons, i.e., Mr. Takashi Suzuki (supervisory director of the Target Company), Mr. Yasuhiro Morita (supervisory director of the Target Company), and Ms. Kana Takahashi (attorney at Hifumi Law), an external expert who, as an attorney, has extensive knowledge of the investment corporation legislation and business practices, and commissioned the Special Committee to examine and advise the board of directors of the Target Company as to whether the board of directors of the Target Company should support the Tender Offer and recommend that its unitholders tender their units in the Tender Offer (upon examination, the Special Committee should review and determine (i) the merits of the Transaction from the viewpoint of whether or not it will contribute to the improvement of the value of the Target Company as well as (ii) the appropriateness of the transaction terms and the fairness of the procedures from the viewpoint of pursuing the interests of the general unitholders of the Target Company) (the “Consultation Matters”). The members of the Special Committee have not changed since its establishment. In addition, the remuneration of the members of the Special Committee provided as consideration for the performance of their duties is paid, regardless of the content of the report, according to the number of meetings of the Special Committee held or the hours engaged in affairs relating to the Special Committee, and no performance fees is adopted.

In addition, the board of directors of the Target Company resolved that it will (i) make decisions on the Transaction by respecting the decisions of the Special Committee to the maximum extent possible, and if the Special Committee determines that the transaction terms are inappropriate, the board of directors of the Target Company will not approve the Transaction based on such transaction terms; (ii) confer to the Special Committee the authority to (a) negotiate the transaction terms, etc. with the Tender Offeror (including indirect negotiation through the members of the Special Committee Secretariat and Advisers in (c) below); (b) approve the Target Company’s business plan to be submitted to the Tender Offeror Group; (c) upon examining the Consultation Matters, select or appoint, as necessary, its own financial advisor or third-party valuation institution and legal advisor (collectively, the “Advisors”) (in such case, the Target Company bears the expenses) or appoint or approve (including ex post-facto approval) the Advisors of the Target Company (if the Special Committee determines that it can rely on and seek advice from the Advisors of the Target Company, it may seek professional advice from such Advisors of the Target Company); (d) request persons deemed necessary by the Special Committee to attend the meetings of the Special Committee and seek their explanation of necessary information; and (e) receive information necessary to examine and decide on the Transaction from the officers or employees of the Asset Manager and other related parties, including information relating to the details of and assumptions for the preparation of the business plan; and (iii) establish a secretariat of the Special Committee (the “Special Committee Secretariat”) to assist with the duties of the Special Committee, and have such Secretariat support the duties of the Special Committee under the instruction from the Special Committee (the appointment and replacement of members of the Special Committee Secretariat shall be made upon approval of the Special Committee, and those who are not officers or employees of the Asset Manager may also become members of the Special Committee Secretariat).

Furthermore, with regard to the examination system relating to the Transaction, the board of directors of the Target Company resolved that the Target Company will commission the affairs of the Special Committee Secretariat relating to the Transaction to the Asset Manager, and with respect to such commission, the Target Company will make clear to the Asset Manager that the officers and employees of the Asset Manager who will be involved in the affairs relating to the Special Committee Secretariat (meaning those persons who will become the members of the Special Committee Secretariat upon approval of the Special Committee) shall not engage in the review and discussions of the Transaction on behalf of the Tender Offeror Group, and instruct the Asset Manager to establish and implement appropriate information segregation measures with the officers and employees of the Asset Manager who may be involved in the review and discussion of the Transaction on behalf of the Tender Offeror Group

(b)	Process of review

The meeting of the Special Committee was held 11 times in total between July 22, 2022 and September 28, 2022 for a total of approximately 15 hours with all three members of the committee attending, and the members present deliberated on the Consultation Matters. During the respective meeting days, the Special Committee carefully discussed and reviewed the Consultation Matters by making reports, sharing information, and exchanging opinions through e-mail and other means.

In particular, after the appointment of Mr. Takashi Suzuki as the chairman of the Special Committee by election by the Special Committee from among its members, the Special Committee approved the above examination system relating to the Transaction stated in “(a) Process of establishment of the special committee, etc.” and the appointment of two officers and employees of the Asset Manager as members of the Special Committee Secretariat, and also confirmed the independence and expertise of Mori Hamada & Matsumoto as the legal advisor of the Target Company and Plutus Consulting as the financial advisor of the Target Company and a third-party valuation institution, as well as determined that these firms were both appropriate and approved their appointment. In addition, the Special Committee discussed that, since the sole Executive Director of the board of directors of the Target Company is an interested person, he will not be involved in the review of and decision to conduct the Transaction, and further, since there is a major overlap between the members of the board of directors, excluding the Executive Director (two supervisory directors) and the members of the Special Committee (two supervisory directors and the committee member Mr. Takahashi), and there is little significance in appointing a separate advisor, the Special Committee has decided to obtain professional advice from the Advisors of the Target Company as necessary, and confirmed that it will not appoint Advisors on its own.

Thereupon, as described in “(iii) Process of review and negotiations” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” above, the Special Committee approved the Business Plan prepared based on an existing business plan of the Target Company, as an original proposal, prepared by the Asset Manager without any relation to the Transaction upon confirming its details, important assumptions, and the rationality of the process of preparation.

In addition, as described in “(iii) Process of review and negotiations” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” above, the Special Committee asked questions in writing and conducted interviews with the Proposed Tender Offeror Sponsors as well as the Executive Director of the Target Company, Mr. Masahide Kikuchi and the President and Representative Director of the Asset Manager, Mr. Mamoru Takahashi, respectively, from the perspective of considering the merits of conducting the Transaction.

As described in “(iii) Process of review and negotiations” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” above, the Special Committee received timely explanations from Plutus Consulting regarding the results of the calculation of the investment unit value of the Investment Units, the calculation method of the investment unit value of the Investment Units, the reasons for selecting such calculation method, the assumptions made for the calculations of each calculation method, the analysis of the trading volume of the Investment Units, the level of premiums in similar cases, etc., and discussed these contents and the negotiation policies with the Proposed Tender Offeror Sponsors.

Moreover, as described in “(iii) Process of review and negotiations” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” above, since the Target Company received a proposal from the Proposed Tender Offeror Sponsors on September 1, 2022 to set the Tender Offer Price at 114,000 yen, the Special Committee has continued to hold discussions and negotiations with the Proposed Tender Offeror Sponsors regarding the Tender Offer Price, directly or through Plutus Consulting, based on advice from Plutus Consulting and Mori Hamada & Matsumoto. As a result, after going through the process described in “(iii) Process of review and negotiations” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” above, and after confirming the conditions for agreement, namely, (a) no material change in the market price of the Investment Units would occur and (b) no material change in any other assumptions for examination of the Tender Offer Price would occur or be identified by the business day immediately prior to the announcement date of the implementation of the Tender Offer, the Special Committee agreed with the Proposed Tender Offeror Sponsors to set the Tender Offer Price at 127,000 yen on September 22, 2022, and approved to set the Tender Offer Price at 127,000 yen at the Special Committee meeting held on September 28, 2022.

Furthermore, the Special Committee has received an explanation on several occasions regarding the details of the respective drafts of the Target Company’s Press Release and statement of opinion relating to the Tender Offer to be announced or submitted by the Target Company and draft of the Tender Offer Registration Statement relating to the Tender Offer to be filed by the Tender Offeror, and confirmed that each party intends to make appropriate disclosure upon obtaining advice from their respective legal advisors.

(c)	Determination

Through the above process, as a result of careful deliberate consideration and discussions of the Consultation Matters, as of September 28, 2022, the Special Committee unanimously resolved to submit the Report, which is summarized as follows, to the board of directors of the Target Company.

(A) Details of report

The Special Committee believes that the Target Company should resolve at a meeting of its board of directors to express an opinion in favor of the Tender Offer and to recommend that the unitholders of the Target Company tender their investment units in the Tender Offer.

(B) Reason for report

(a) Reasonability of purpose of the Transaction

The Special Committee believes that the purpose of the Transaction is reasonable from the viewpoint of enhancing the value of the Target Company as follows:

•

The Target Company largely depends on the business environment concerning renewable power generation facilities, particularly solar power generation facilities. In recent years, there have been or are expected to be various amendments to the legal system related to the renewable energy power generation facilities, etc., that were not anticipated at the time of the incorporation of the Target Company, such as a decline in the tariff under the Feed-in Tariff (FIT System). In addition to the legal system, the competition to acquire operational solar power generation facilities has intensified and the transaction prices have been rising. In addition, the market size of the listed infrastructure fund market as a whole is still small, and the liquidity of the investment units in the listed infrastructure fund market is also limited in comparison with listed real estate investment corporations, etc., and the participation of institutional investors are limited. Therefore, the Special Committee recognizes that the issues regarding the market structure have not been solved, as the market’s price-setting function is not functioning properly with respect to the investment unit of listed infrastructure funds and as a result, the gap has widened between the level of the yield reflecting the possibility of acquisition by a third party other than listed infrastructure funds and the yield demanded by unitholders of a listed infrastructural fund while the competition to acquire operational solar power generation facilities has intensified and the transaction prices have been rising, which has made it difficult for listed infrastructure funds to purchase renewable energy power generation facilities, etc. by conducting of public offering of investment units.

•

Almost all of the Target Company’s operating income are rental income from the leasing of its renewable energy power generation facilities, etc. to the sponsor, etc. The Target Company and the Asset Manager recognize that expanding the possibility of external growth by further obtaining project information and other means are key management issues. In addition, the Target Company and the Asset Manager recognize that how to respond to the negative impact of increasing output restraint in recent years and the increased burden of repair costs are key management issues. Furthermore, the Target Company and the Asset Manager recognize that responding to changes in the legal system for renewable energy, such as the introduction of FIP System, is also a key management issue.

•

The competition to acquire operational solar power generation facilities dependent on the FIT System, in which the Target Company invests, has continued to intensify, and the market prices for acquisitions have continued to rise. As a result, it is becoming increasingly difficult to acquire solar power generation facilities from an absolute third party at a level that meets the yield demanded by unitholders of a listed infrastructural fund. Given the current market environment such as the scale of the listed infrastructure fund market and the lack of institutional investors’ interest and appetite for investment described above, there is a limit to what each investment corporation can do through management efforts in order to solve the above-mentioned issues. The Target Company believes that such trend is expected to continue. Next, in order to protect the value of its power generation facilities, the Target Company and the Asset Manager have implemented measures to curb the negative impact of output restraint and control repair costs by implementing various measures such as installing remote control equipment for output restraint. Although the Target Company and the Asset Manager intend to continue implementing these measures, the Target Company believes that the trend of lower income and higher repair costs is highly likely to continue. In addition, the Target Company has successively made necessary responses to changes in the legal system regarding renewable energy, but the Target Company has not specifically determined how to respond to the introduction of FIP System will replace the FIT System and will be considering necessary responses.

•

Under these circumstances, the Special Committee believes that the Transaction can be evaluated to be significant because the implementation of the Transaction would cause the Target Company to transfer all of its solar power generation facilities, terminate its asset management and to be dissolved and would avoid the above-mentioned uncertainties in the future that it would face if it continued its asset management, reduce the cost of maintaining the listing and, through appropriate re-evaluation, return to its unitholders the intrinsic value of the Target Company’s assets under management. The Special Committee also believes that, if the owner and operator of the Target Company’s assets under management are integrated, the costs may be further reduced, and such integration of the owner and operator and the elimination of LTV (the ratio of interest-bearing debts to total assets) restrictions may enable the Target Company to more quickly and flexibly decide and implement new measures in response to the introduction of policies and systems and technological innovations in the renewable energy industry and any changes thereto and as a result, the value of the Target Company’s assets under management will increase. The Special Committee believes that such alliance between the Proposed Tender Offeror Sponsors can be evaluated to enhance the value of the Target Company’s assets under management.

•

Since the Transaction will result in the delisting of the Target Company and its dissolution, unitholders (including individual investors) who have purchased their investment units in anticipation of stable distribution of income on the assumption of medium-to long-term holdings, and unitholders who have invested with an emphasis on their value as part of ESG investments, will be forced to give up participating in such investment. However, as long as there are listed infrastructure funds other than the Target Company, in which these unitholders can reinvest, the Special Committee believes that the Target Company can explain such situation if the consideration to be delivered to its unitholders is fair.

(b) Rationality of transaction terms

The Special Committee believes that the Transaction terms are rational from the viewpoint of ensuring the interest of Target Company’s general unitholders in the following respects.

In comprehensively considering the circumstances below, the Tender Offer Price is considered to be valid.

1)

With respect to the Investment Unit Valuation Report (Plutus Consulting) obtained from Plutus Consulting, which is an independent third party valuation institution, and in consideration of the explanation from Plutus Consulting and the questions and answers in respect thereof, the Special Committee examined the adopted calculation methods such as the average market investment unit price analysis, the comparable investment corporation analysis, the DCF analysis, DDM and the adjusted net asset analysis and the results of the calculations through each method and the rationality of the assumptions, etc. and no irrational points were found. In addition, given that the details of the Business Plan, which are the basis for the calculations, are recognized to be rational, the contents of the calculations are valid in light of current practices.

2)

Given the valuation results of the Investment Units in the Investment Unit Valuation Report (Plutus Consulting) prepared by Plutus Consulting, the Tender Offer Price is higher than the upper value within the range of the valuation result of investment unit based on the average market investment unit price analysis in the Investment Unit Valuation Report (Plutus Consulting), is higher than the median value within the range of the valuation result of investment unit based on any of the DCF analysis, the DDM and the adjusted net asset analysis in the Investment Unit Valuation Report (Plutus Consulting) and is within the range of the valuation result of investment unit based on the comparable investment corporation analysis in the Investment Unit Valuation Report (Plutus Consulting), thereby it is rational to evaluate the above as a factor to support the validity of the Tender Offer Price.

3)

The Tender Offer Price (127,000 yen) is the price obtained by adding (i) the premium of 10.34% to the closing price of the Investment Units on September 27, 2022, which is the business day immediately prior to the announcement date of the implementation of the Tender Offer, on the Infrastructure Fund Market of the Tokyo Stock Exchange (115,100 yen), (ii) the premium of 11.10% to the simple average of the closing prices for the one-month period up to September 27, 2022 (114,315 yen), (iii) the premium of 13.70% to the simple average of the closing prices for the three-month period up September 27, 2022 (111,702 yen), and (iv) the premium of 13.92% to the simple average of the closing prices for the six-month period up to September 27, 2022 (111,478 yen). Such price is the amount obtained by adding premiums that exceed 10% of any of the closing price and the simple average of the closing prices described above. The level of such premiums is lower than the level of premiums in the 41 cases announced from September 2021 to August 2022 in relation to the tender offer for listed companies that were implemented without setting the maximum number of shares to be purchased and with the objective of privatization. However, considering that (i) the Target Company is an infrastructure fund characterized as an aggregate of assets (renewable energy power generation facilities, etc.) and the value of its investment units is susceptible to the value of the assets, with the value of each asset being evaluated by a third-party valuation institution based on the respective rent income, its lease contracts that are the source of cash flow are long-term contracts, and the outline of its evaluation by such third-party valuation institution and outline of the terms of the lease contracts are disclosed in the annual securities reports, etc., and (ii) the Target Company is characterized as an aggregate of assets, its assets under management are limited to renewable energy power generation facilities, etc., investment corporations are prohibited from engaging in activities other than asset management under applicable laws and regulations, and the management of renewable energy power generation facilities other than leasing is substantially prohibited, it is reasonable to conclude that synergies that may arise in the event of acquisition of the Target Company by a third party will be limited compared with those of an operating company that conducts various businesses and can change its management policies flexibly. Therefore, the appropriateness of the Tender Offer Price should not be denied by the level of the premiums.

4)

The Special Committee has continued to hold discussions and negotiations with the Proposed Tender Offeror Sponsors regarding the Tender Offer Price, directly or through Plutus Consulting. Such negotiations resulted in a price increase of approximately 11.4% from the price relating to the first proposal, and it can be evaluated that discussions and negotiations comparable to those held in the arm’s length transaction were conducted between the Special Committee and the Proposed Tender Offeror Sponsors.

With respect to the privatization through consolidation of investment units of a listed investment corporation, it cannot be said that a legal arrangement or practice has been established. However, since it is not unreasonable to consider that such privatization is possible under the Investment Trust Act, there have been two precedents to date, and no legal issues have been disputed regarding the method of transactions in such two precedents, the Special Committee believes that it is reasonable to consider implementing the Transaction on the assumption that the privatization through consolidation of investment units of a listed investment corporation is possible. Therefore, the Special Committee considers that the method of the Transaction is reasonable.

(c) Fairness of procedures

The Special Committee considers that the Transaction procedures are fair from the viewpoint of ensuring the interests of the Target Company’s general unitholders in the following respects.

•

The Target Company established a system of the Special Committee independent from the Tender Offeror Group which is available for consideration and negotiation regarding the Transaction with a view to enhancing the value of the Target Company and ensuring the interests of general unitholders; thus, it is considered that the board of directors meeting of the Target Company is ensuring a mechanism for making decisions paying high regard to the Special Committee’s decisions, and the Special Committee is granted the necessary authority, etc. to work effectively.

•

Upon establishment of the Special Committee, the board of directors meeting of the Target Company resolved that if the Special Committee determines that the transaction terms of the Transaction are inappropriate, the board of directors meeting of the Target Company will not approve the Transaction on such transaction terms, and the Special Committee will negotiate with the Tender Offeror Group on the transaction terms, etc., (including indirect negotiations through members and advisors, etc. of the Special Committee Secretariat). One could arrive at the recognition that the Special Committee was substantially involved in the negotiation process between the Target Company and the Proposed Tender Offeror Sponsors regarding the Tender Offer Price.

•

The Target Company has obtained the Investment Unit Valuation Report (Plutus Consulting) from Plutus Consulting, which is a third-party valuation institution with expertise independent from the Target Company that acts as a financial advisor to the Target Company, the Asset Manager, and the Tender Offeror Group in order to obtain financial advice and comments on the terms and conditions of the Tender Offer, including the Tender Offer Price, and to ensure the appropriateness of the Tender Offer Price. The Target Company and the Special Committee have not obtained a so-called fairness opinion from an independent third-party valuation institution with respect to the Transaction, but have taken adequate measures to ensure fairness. Further, the Special Committee considers that the Tender Offer Price is a reasonable price. Therefore, considering that it is considerably expensive to obtain a fairness opinion from a reliable third-party valuation institution in practice, and that the financial impact of acquiring the fairness opinion on the Target Company is not small, deciding not to obtain the fairness opinion may not be considered unreasonable.

•	The Target Company is legally advised by Mori Hamada & Matsumoto, which is a legal advisor independent from the Target Company, the Asset Manager and the Tender Offeror Group.
•

As for the investigation system regarding the Transaction, the board of directors meeting of the Target Company resolved (i) to entrust the Asset Manager with the business of the Target Company pertaining to the Special Committee Secretariat of the Transaction, and (ii) to instruct to clarify the officers and employees of the Asset Manager who are involved in the business pertaining to the Special Committee Secretariat with regard to such entrustment, that they are not to participate in the examination and consultation of the Transaction from the viewpoint of the Tender Offeror Group, and further, (iii) to establish and implement appropriate information segregation measures with respect to such officers and employees of the Asset Manager who may be involved in the examination of and consultation concerning the Transaction from the viewpoint of the Tender Offeror Group. As the Special Committee Secretariat is operated in accordance with the above resolution, etc., one could arrive at the recognition that an independent examination system has been established appropriately and has worked effectively.

•

Mr. Masahide Kikuchi, the Target Company’s Executive Director, concurrently holds the position of Vice President of the Asset Manager, a wholly-owned subsidiary of Takara Leben, from the standpoint of eliminating the risk of being affected by the issue of structural conflicts of interest and information asymmetry in the Transaction, he did not participate in the board of directors meetings of the Target Company and the deliberations or resolutions thereof on the establishment of the Special Committee and the subsequent board of directors meetings on the Transaction, as well as the Target Company’s investigation and negotiation process of the Transaction.

•

The Tender Offeror Group and the Target Company have not entered into any agreement that includes deal protection provisions to prohibit the Target Company from having contact with a counter offeror or that would otherwise restrict a counter offeror from acts such as having contact with the Target Company, thereby the Tender Offeror has given consideration to ensuring the fairness of the Tender Offer by not impeding the opportunity for a counter offer.

•

It is recognized that indirect market checking has been made as the Tender Offeror is expected to have 30 business days for the Tender Offer Period, which is a relatively long period, and as the Target Company has secured opportunities for the Target Company’s unitholders to make appropriate judgments on the Tender Offer applications as well as for persons other than the Tender Offeror Group to make competitive purchases. On the other hand, although the Target Company does not conduct aggressive market checks to investigate the existence of potential bidders in the market, from the viewpoint of information management, it is not easy to implement such checks, and because the above-mentioned indirect market checks may work effectively, it is considered that even if aggressive market checks are not conducted regarding the Transaction, it does not impair the fairness of the procedures.

•

The Tender Offeror provides minimum number of investment units to be purchased of 179,219 units (ownership ratio: 60.07%) in the Tender Offer, which means that minimum number of investment units to be purchased in the Tender Offer exceeds the number equivalent to the so-called Majority of Minority. The Tender Offeror emphasizes the intention of unitholders of the Target Company, and it is considered that if it fails to obtain the approval of at least a majority of unitholders of the Target Company excluding Takara Leben and Leben Community, the Tender Offer will not be conducted and the fairness of the Tender Offer will be secured.

•	The Target Company and the Tender Offeror will make appropriate disclosures with advice from their respective legal advisors.
•

In the event that the Tender Offeror is unable to acquire all of the Target Company’s issued investment units (except the Investment Units owned by the Tender Offeror and Takara Leben) through the Tender Offer despite the completion of the Tender Offer, after the completion of the Tender Offer, the Tender Offeror and Takara Leben will promptly request the Target Company to hold an unitholders’ meeting, which will includes the Consolidation of Investment Units in the agenda, following the completion of settlement of the Tender Offer. The Consolidation of Investment Units will take place in close proximity to time after the completion of the Tender Offer. Upon the Consolidation of Investment Units, the Tender Offeror will make it clear in the tender offer registration statement, etc. that the cash to be delivered to the Non-tendering Unitholders as consideration is to be calculated at the amount equivalent to the Tender Offer Price (if, for any reason, the Target Company makes a distribution for the fiscal period ending November 2022, the amount with the amount of the distribution per unit for the fiscal period ending November 2022 deducted from the Tender Offer Price), thereby ensuring that there are opportunities for the unitholders of the Target Company to appropriately determine whether to tender their units in the Tender Offer and that this is recognized not to create coercion.

•

In addition to the foregoing, there are no circumstances to question the fairness of the Transaction procedures, such as the fact that the Target Company was unduly affected by the Tender Offeror Group in the course of discussions, reviews and negotiations concerning the Transaction.

(d) Conclusion

As mentioned above, the Special Committee believes that the objective of the Transaction is reasonable from the viewpoint of increasing the value of the Target Company, and the transaction terms concerning the Transaction are reasonable and the procedures concerning the Transaction are fair from the viewpoint of ensuring the interest of general unitholders. Accordingly, the Special Committee express an opinion in favor of the Tender Offer at the board of directors meeting of the Target Company and believes that it shall recommend that the unitholders of the Target Company holding the Investment Units tender their investment units in the Tender Offer.

(iv)	Target Company’s obtaining advice from an independent law firm

According to the Target Company’s Press Release, the Target Company has appointed Mori Hamada & Matsumoto as a legal advisor, in early July 2022, the initial phase when the Target Company started to make consideration on the Transaction and received legal advice from Mori Hamada & Matsumoto about the decision-making process and method regarding the Transaction, including the Tender Offer, and other points to be noted in relation to the decision-making regarding the Transaction (including the establishment of the Special Committee and the selection of committee members, consideration of the views on directors of the Target Company who have or may have special interest that should be excluded from the process of considering and negotiating the Transaction, and consideration of the independence of financial advisor and independent third party valuation institution). Mori Hamada & Matsumoto is not a related party to the Target Company, the Asset Manager and the Tender Offeror Group, and has no material interest in the Tender Offer.

(v)	Target Company’s establishing of the examination system

As stated in “(a) Process of establishment of the special committee, etc.” of “(iii) Target Company’s establishment of the independent special committee and obtaining the report” above, the board of directors of the Target Company resolved, in respect of the examination system of the Transaction, that (i) the Target Company will entrust the Asset Manager with the services pertaining to the Special Committee Secretariat for the Transaction and (ii) with respect to such entrustment, the Target Company shall make instruction to the Asset Manager to clarify the officers and employees of the Asset Manager who will become involved in the services pertaining to the Special Committee Secretariat (members of which shall be approved by the Special Committee), make such officers and employees not become involved in the discussions and consultations, etc. in respect of the Transaction from the standpoint of the Tender Offeror Group and establish and implement appropriate information segregation measures between such officers and employees and those of the Asset Manager who may be involved in the discussions and consultations, etc. in respect of the Transaction from the standpoint of the Tender Offeror Group.

In response, as stated in “(b) Process of review” of “(iii) Target Company’s establishment of the independent special committee and obtaining the report,” the Special Committee approved the appointment of 2 officers and employees of the Asset Manager as members of the aforementioned discussion system and the Special Committee Secretariat.

In the recognition of the Target Company, the Secretariat of the Special Committee is operated in accordance with the above-mentioned resolution of the board of directors of the Target Company, and there are no circumstances that suggest the inappropriate operation of the examination system including the above-mentioned information segregation measures.

(vi)	Target Company’s obtaining approvals from all non-interested directors of the Target Company

According to the Target Company’s Press Release, in consideration of the legal advice on the decision-making process and method regarding the Transaction, including the Tender Offer, and other points to be noted obtained from Mori Hamada & Matsumoto, and the content of the Investment Unit Valuation Report (Plutus Consulting) obtained from Plutus Consulting, and after careful consultation and consideration based on the contents of the report obtained from the Special Committee, as stated in “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” under “1. Purposes of Tender Offer” above, the Target Company considers that the Transaction would contribute to increase the value of the Target Company as the Transaction can be evaluated as enabling to avoid uncertainties in the future, reduce the cost for maintaining the listing, and providing possibility to further reduce the costs through integration of the owner and operation of the Target Company’s assets, and to facilitate more quick and flexible decision-making and implementation of new measures in response to the introduction or change of policies and systems and technological innovations in the renewable energy industry, and as a result, would lead to the increase of the value of the Target Company’s assets under management, and further increase in the value of Target Company’s assets may be expected through the collaboration with Proposed Tender Offeror Sponsors. In addition, the Target Company concluded that the terms and conditions of the Transaction including the Tender Offer Price are appropriate as the Tender Offer Price is higher than the upper value within the range of the valuation result of investment unit based on the average market investment unit price analysis, is higher than the median value within the range of the valuation result of investment unit based on any of the DCF analysis, the DDM and the adjusted net asset analysis and is within the range of the valuation result of investment unit based on the comparable investment corporation analysis, among the valuation results of Investment Units by Plutus Consulting. Accordingly, the Target Company resolved, by a unanimous vote and resolution of all of the directors present at the deliberations at the meeting of the board of directors of the Target Company held on September 28, 2022 (unanimous consent of two directors of the Target Company who participated in the deliberations and resolutions, excluding Executive Director Masahide Kikuchi, among the member of all directors of the Target Company consisting of one Executive Director and two Supervisory Directors), to express an opinion in favor of the Tender Offer and to recommend that the unitholders of the Target Company holding the Investment Units tender their investment units in the Tender Offer.

As stated in “(ii) Establishment of the Special Committee and independent examination system, etc.” of “(B) Decision-making process and reason of the Target Company” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” under “1. Purposes of Tender Offer” above, since Mr. Masahide Kikuchi, the Target Company’s Executive Director, concurrently holds the position of Vice President and Director of the Asset Manager, a wholly-owned subsidiary of Takara Leben, from the standpoint of eliminating the risk of being affected by the issue of structural conflicts of interest and information asymmetry in the Transaction, he did not participate in the board of directors meetings of the Target Company and the deliberations or resolutions thereof on the establishment of the Special Committee and the subsequent board of directors meetings on the Transaction (including a board of directors meeting held on September 28, 2022 as stated above).

(vii)	Nonexistence of deal protection provisions

The Tender Offeror and the Target Company have not entered into any agreement that includes deal protection provisions to prohibit the Target Company from having contact with a counter offeror or that would otherwise restrict a counter offeror from acts such as having contact with the Target Company, thereby the Tender Offeror has given consideration to ensuring the fairness of the Tender Offer by not impeding the opportunity for a counter offer.

(viii)	Measures to ensure opportunities for unitholders of the Target Company to appropriately determine whether to tender investment units in the Tender Offer

As stated in “(4) Policy for organizational restructuring after the Tender Offer (matters relating to two-step acquisition)” under “1. Purposes of Tender Offer” above, upon the Consolidation of Investment Units, the Tender Offeror made it clear that the cash to be delivered to the Non-tendering Unitholders as consideration is to be calculated at the amount equivalent to the Tender Offer Price (if, for any reason, the Target Company makes a distribution for the fiscal period ending November 2022, the amount with the amount of the distribution per unit for the fiscal period ending November 2022 deducted from the Tender Offer Price), thereby ensuring that there are opportunities for the unitholders of the Target Company to appropriately determine whether to tender their units in the Tender Offer and that this will not create coercion.

In addition, as the Tender Offer Period, while the minimum period for tender offers under the law is twenty (20) business days, the Tender Offeror has set thirty (30) business days as the Tender Offer Period. By setting a relatively long Tender Offer Period, the Tender Offeror ensures an appropriate opportunity for the unitholders of the Target Company to make a decision whether to tender their units in the Tender Offer while also ensuring an opportunity for persons proposing the competing purchase to conduct offers in respect of the Investment Units, through which means the Tender Offeror intends to ensure the fairness of the Tender Offer Price.

(ix)	Setting the minimum number of investment units to be purchased that exceeds the Majority of Minority

The Tender Offeror has set the minimum number of investment units to be purchased in the Tender Offer at 179,219 units (ownership ratio: 60.07%), and if the total number of the Tendered Shares falls short of the minimum number to investment units to be purchased, the Tender Offeror will not purchase any of the tendered investment units. The number of investment units (177,544 units) calculated by deducting the Investment Units Agreed to Be Tendered owned by Leben Community (1,675 units) from the relevant minimum number of investment units to be purchased (179,219 units) exceeds the number of investment units (138,499 units) calculated by deducting the total number of the Investment Units held by the Tender Offeror, the Investment Units Agreed Not to Be Tendered owned by Takara Leben and the Investment Units Agreed to Be Tendered owned by Leben Community (21,361 units) from the total number of issued investment units as of May 31, 2022 stated in the Annual Securities Report (298,357 units) and dividing that remaining number of investment units (276,996 units) by 2 and adding 1 unit (resulting in 138,499 units). This means that the minimum number of investment units to be purchased in the Tender Offer exceeds a majority of minority. Emphasizing the intentions of the unitholders of the Target Company, the Tender Offeror will not conduct the Tender Offer if it does not receive the support from at least a majority of the unitholders excluding Takara Leben and Leben Community, and the Tender Offeror intends to ensure the fairness of the Tender Offer.

(C)	Relationship with appraiser

SMBC Nikko Securities is not a related party of the Tender Offeror, the Target Company and Takara Leben, nor does it have any material interest in relation to the Tender Offer.

(6)	Number of shares to be purchased

Class of shares	Number of investment units to be purchased	Minimum number of investment units to be purchased	Maximum number of investment units to be purchased
Investment units	278,671 (units)	179,219 (units)	- (units)
Total	278,671 (units)	179,219 (units)	- (units)
(Note 1)

If the total number of the Tendered Shares is less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will not purchase any of the Tendered Shares. If the total number of the Tendered Shares is no less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will purchase all of the Tendered Shares.

(Note 2)

Since no maximum number of investment units to be purchased has been set in the Tender Offer, the number of investment units to be purchased is stated as 278,671 units, being the maximum number of investment units that can be acquired by the Tender Offeror through the Tender Offer. This figure (278,671 units) represents (i) the total number of issued investment units of the Target Company (298,357 units) as of May 31, 2022, as stated in the Target Company’s Securities Report, minus (ii) the total number of the investment unit (1 unit) held by the Tender Offeror and the number of investment units held by Takara Leben (19,685 units).

(7)	Changes in ownership ratio of shares through the tender offer

Number of voting rights represented by shares held by the Tender Offeror before tender offer	1	(Ownership ratio of shares before tender offer: 0.00%)
Number of voting rights represented by shares held by special related parties before tender offer	19,685	(Ownership ratio of shares before tender offer: 6.60%)
Number of voting rights represented by shares held by the Tender Offeror after tender offer	278,672	(Ownership ratio of shares after tender offer: 93.40%)
Number of voting rights represented by shares held by special related parties after tender offer	19,685	(Ownership ratio of shares after tender offer: 6.60%)
Total number of voting rights of all unitholders of the Target Company	298,357

(Note 1)

The “Number of voting rights represented by shares held by special related parties before tender offer” and the “Number of voting rights represented by shares held by special related parties after tender offer” are stated as the number of the voting rights represented by the Investment Units held by Takara Leben as of today as the shares held by the special related parties (excluding the parties who are excluded from the special related parties, pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, Etc. by Person other than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Cabinet Ordinance”), in calculating the ownership ratio of shares pursuant to each of the Items of Article 27-2, Paragraph 1 of the Act).

(Note 2)

The “Number of voting rights represented by shares held by the Tender Offeror after tender offer” is the number of voting rights represented by the number obtained by adding the “Number of voting rights represented by shares held by the Tender Offeror before tender offer” (1 unit) to the number of voting rights (278,671 units) represented by the number of investment units to be purchased in the Tender Offer (278,671 units).

(Note 3)

The “Total number of voting rights of all unitholders of the Target Company” is the number of voting rights represented by the total number of issued investment units as of May 31, 2022 as stated in the Target Company’s Securities Report (298,357 units),

(Note 4)	The “Ownership ratio of shares before tender offer” and the “Ownership ratio of shares after tender offer” have been rounded to two decimal places.

(8)	Purchase price: 35,391 million yen
(Note)	The amount obtained by multiplying the number of investment units to be purchased through the Tender Offer (278,671 units) by the Tender Offer Price (127,000 yen).

(9)	Method of settlement
(A)	Name and location of head office of financial instruments business operator/bank etc. in charge of settlement of tender offer

SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(B)	Commencement date of settlement

Friday, November 18, 2022

(C)	Method of settlement

After the expiration of the Tender Offer Period, the tender offer agent will promptly mail a notification concerning the purchase of investment units through the Tender Offer to the addresses of unitholders who wish to approve the tender of the investment units or wish to tender the investment units in the Tender Offer (the “Tendering Unitholders”) (or addresses of their standing proxy (the “Standing Proxy”) in the case of the Tendering Unitholders residing outside Japan (including corporate unitholders; the “Foreign Unitholders”)). For applications through online trade (https://trade.smbcnikko.co.jp/) (“Nikko Easy Trade”), the delivery of such notification will be made via electromagnetic methods.

Purchases will be settled promptly in cash. Following the instructions of the Tendering Unitholders (or their Standing Proxy in the case of the Foreign Unitholders), the proceeds from the sale of the investment units will be remitted by the tender offer agent promptly after the commencement date of settlement to the place designated by the Tendering Unitholders (or their Standing Proxy in the case of the Foreign Unitholders).

(D)	Method of return of shares

If all of the tendered investment units are not purchased pursuant to the terms described in “(A) Conditions set forth in each item of Article 27-13, Paragraph 4 of the Act and the details thereof” and “(B) Conditions of withdrawal, etc. of the tender offer, details thereof and method of disclosure of withdrawal, etc.” of “(10) Other conditions and methods of purchase” below, the investment units will be returned two (2) business days after the last day of the Tender Offer Period (or the date of withdrawal in the case of withdrawal of the Tender Offer). The investment units will be returned by reverting unitholder records to their state immediately before the investment units were tendered (i.e., the status where the execution of the tender has been cancelled).

(10)	Other conditions and methods of purchase
(A)

Conditions set forth in each item of Article 27-13, Paragraph 4 of the Act and the details thereof If the total number of the Tendered Shares is less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will not purchase any of the Tendered Shares. If the total number of the Tendered Shares is no less than the minimum number of investment units to be purchased (179,219 units), the Tender Offeror will purchase all of the Tendered Shares.

(B)	Conditions of withdrawal, etc. of the tender offer, details thereof and method of disclosure of withdrawal, etc.

If any event listed in Article 14, Paragraph 1, Items (1)5 through (1)7, (1)10, (1)13 through (1)15, and Items (1)18 and (1)19, Items (3)1 through (3)7 and (3)10, Item (5), as well as Article 14, Paragraph 2, Items (3) through (6) of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) occurs, the Tender Offeror may withdraw the Tender Offer.

In the Tender Offer, the “events that are equivalent to those listed in Items (3)1 through (3)9” in Article 14, Paragraph 1, Item (3)10 of the Enforcement Order shall refer to the case where it is found that there is a false statement, or an omission of, a material matter to be stated, in the statutory disclosure documents which the Target Company submitted in the past, where the Tender Offeror was not aware of the false statement or the omission and, despite using due care, the Tender Offeror was unable to be aware of the false statement or the omission.

If the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nikkei. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement in the manner set out in Article 20 of the Cabinet Ordinance and give a public notice immediately after the announcement.

(C)	Conditions to reduce purchase price, details thereof and method of disclosure of reduction

Under Article 27-6, Paragraph 1, Item (1) of the Act, if the Target Company conducts any act set out in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the Tender Offer Price in accordance with the standards set out in Article 19, Paragraph 1 of the Cabinet Ordinance. If the Tender Offeror intends to reduce the Tender Offer Price, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nikkei. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement in the manner set out in Article 20 of the Cabinet Ordinance and give a public notice immediately after the announcement. If the Tender Offer Price is reduced, the Tender Offeror will also purchase the tendered investment units on or before the date of the public notice at the reduced Tender Offer Price.

(D)	Matters concerning tendering shareholders’ right to cancel the tender agreement

The Tendering Unitholders may, at any time during the Tender Offer Period, cancel the contract concerning the Tender Offer.

Tendering Unitholders who wish to cancel the contract must send by personal delivery or mail, to a person specified below, cancellation documents stating that such Tendering Unitholder requests to cancel the contract concerning the Tender Offer (the “Cancellation Documents”) by 15:30 on the last day of the Tender Offer Period (provided, however, that business hours differ between branch offices, therefore, please confirm beforehand the business hours of the branch office that the Tendering Unitholder wishes to use to take and complete the necessary procedures). If the Cancellation Documents are sent by mail, they must be received by the person specified below by 15:30 on the last day of the Tender Offer Period (provided, however, that business hours differ between branch offices, therefore, please confirm beforehand the business hours of the branch office that the Tendering Unitholder wishes to use to take and complete the necessary procedures).

For the cancellation of the contract concerning the tender made through Nikko Easy Trade, please log in to Nikko Easy Trade and complete the cancellation procedures in accordance with the description on the screen by 15:30 on the last day of the Tender Offer Period.

Persons authorized to receive the Cancellation Documents:

SMBC Nikko Securities Inc.

3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(or any other branch office of SMBC Nikko Securities Inc. in Japan)

No claims for payment of compensation for damages or penalties shall be made against the Tendering Unitholders by the Tender Offeror in the event that the agreement for the tender is cancelled by the Tendering Unitholders. The cost of returning the tendered investment units will be borne by the Tender Offeror. If the Tendering Unitholders request the cancellation of their agreements for the tender, the tendered investment units will be returned in the manner set out in “(D) Method of return of shares” of “(9) Method of settlement” above promptly after the completion of the procedures for such request for cancellation.

(E)	Method of disclosure if the conditions of the Tender Offer are changed

During the Tender Offer Period, the Tender Offeror may change the conditions, etc. of the Tender Offer unless such change is prohibited under Article 27-6, Paragraph 1 of the Act or Article 13 of the Enforcement Order. If the Tender Offeror intends to change any conditions, etc. of the Tender Offer, the Tender Offeror will give an electronic public notice and publish a notice to that effect in the Nikkei. However, if it is deemed difficult to give the public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement in the manner set out in Article 20 of the Cabinet Ordinance and give a public notice immediately after the announcement. If the conditions, etc. of the Tender Offer are changed, the Tender Offeror will also purchase the tendered investment units on or before the date of the public notice in accordance with the changed conditions, etc. of the Tender Offer.

(F)	Method of disclosure if amendment statement is filed

If an amendment statement is filed to the Director-General of the Kanto Local Finance Bureau (excluding the cases provided for in the proviso in Article 27-8, Paragraph 11 of the Act), the Tender Offeror will immediately make a public announcement of the content of such amendment statement that is relevant to the content of the public notice of the commencement of the Tender Offer in the manner set out in Article 20 of the Cabinet Ordinance. The Tender Offeror will also immediately amend the tender offer explanation statement and deliver the amended tender offer explanation statement to the Tendering Unitholders who have already received the original tender offer explanation statement. However, if the amendments are limited in scope, the Tender Offeror may instead prepare and deliver to Tendering Unitholders a document stating the reason for the amendments, the matters amended, and the details thereof.

(G)	Method of disclosure of results of tender offer

The results of the Tender Offer will be made public on the day following the last day of the Tender Offer Period in the manner set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Ordinance.

(H)	Other matters

The Tender Offer is not and will not be made, directly or indirectly, in or to the U.S., or by using the U.S. postal service or any other means or instruments of interstate or foreign commerce (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication), or through any facilities of a securities exchange in the U.S. No one can tender investment units in the Tender Offer by any means or instruments above, or through any facility above, or from the U.S.

In addition, the tender offer registration statement and other related documents are not and may not be sent or delivered by the postal service or any other means in, to, or from the U.S. Any tender of investment units in the Tender Offer that directly or indirectly breaches any of the restrictions above will not be accepted.

Each of person who tenders investment units through the Tender Offer (or the Standing Proxy in the case of the Foreign Unitholders) will be required to represent and warrant the following:

(i) The Tendering Unitholder is not located in the U.S. at the time of tendering investment units or sending the tender offer acceptance form; (ii) the Tendering Unitholder did not receive or send any information regarding the Tender Offer (including copies thereof), directly or indirectly, in, to or from the U.S.; (iii) the Tendering Unitholder did not use, directly or indirectly, the U.S. postal service or any other means or instruments of interstate or foreign commerce (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication) or any facilities of a securities exchange in the U.S. with respect to the purchase or for signing or delivering the tender offer acceptance form; and (iv) the Tendering Unitholder is not acting as an attorney, a trustee or a mandatary without discretion for any other person (except for the case where the latter provides all instructions for the purchase from outside the U.S.).

(11)	Date of public notice of commencement of tender offer

Thursday, September 29, 2022

(12)	Tender offer agent

SMBC Nikko Securities Inc. 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Policy, etc. after the Tender Offer and future outlook

Please refer to “(C) Management policies of the Target Company and Investment Policy of Assets Held by the Target Company after the Tender Offer” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer,” “(4) Policy for organizational restructuring after the Tender Offer (matters relating to two-step acquisition)” and “(5) Possibility of, and reasons for, delisting” under “1. Purposes of Tender Offer” above.

4.	Others
(1)	Agreements between the Tender Offeror and the Target Company or its directors, and contents thereof
(A)	Agreements between the Tender Offeror and the Target Company, and contents thereof

According to the Target Company’s Press Release, at a board of directors meeting of the Target Company held on September 28, 2022, the Target Company resolved to express an opinion in favor of the Tender Offer and to recommend that the unitholders of the Target Company holding the Investment Units tender their investment units in the Tender Offer.

For details on the decision-making, please refer to the Target Company’s Press Release and “(vi) Target Company’s obtaining approvals from all non-interested directors of the Target Company” of “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” above.

(B)	Agreements between the Tender Offeror and the Target Company’s directors, and contents thereof

N/A

(C)	Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer

Please refer to (2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” under “1. Purposes of Tender Offer” above.

(D)	Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer

Please refer to “(Measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest and other measures to ensure fairness of the Tender Offer)” of “(B) Process of calculation” of “(5) Basis for the calculation of the Tender Offer Price” under “2. Outline of Tender Offer” above.

(2)	Other information considered necessary for investors to decide whether to tender their investment units in tender offer
(A)	Announcement of “Notice Regarding Revision to Forecast of Distribution per Unit for Fiscal Period Ending November 2022 (No Distribution)”

Subject to completion of the Tender Offer by the time that the calculation sheet pertaining to the distribution of cash for the fiscal period ending November 2022 (the “Time of Approval of Calculation Sheet pertaining to Distribution of Cash”) is approved at the a board of directors meeting to be held in mid-January 2023, at a board of directors meeting of the Target Company held on September 28, 2022, the Target Company resolved not to make a distribution for the fiscal period ending November 2022 by revising the distribution forecast for the fiscal period ending November 2022. In addition, if the Tender Offer has not completed by the Time of Approval of Calculation Sheet pertaining to Distribution of Cash, the Target Company will not revise the distribution forecast for the fiscal period ending November 2022, will make a distribution for the fiscal period ending November 2022, and endeavor to satisfy the Conduit Requirements (including the distribution requirement that the distribution in excess of 90% of the amount of profit of dividend payable or the amount of dividend payable set forth in the Order for Enforcement of the Act on Special Measures Concerning Taxation should be conducted) for the fiscal period ending November 2022. For details, please refer to the press release titled “Notice Regarding Revision to Forecast of Distribution per Unit for Fiscal Period Ending November 2022 (No Distribution)”, dated September 28, 2022.

(B)	Announcement of “Notice on Organizational Change and Appointment of New Employee with Important Roles in Management Company”

The Asset Manager, an asset management company, which is entrusted with providing asset management services to the Target Company, adopted a resolution on organizational change and the appointment of new employees with important roles at a board of directors meeting held on September 28, 2022. Specifically, the Asset Manager recently entered into an asset management agreement with the Tender Offeror and decided to establish a new infrastructure headquarters and appoint a dedicated person in charge for the purpose of providing a discretionary investment business etc. to the Tender Offeror. Given the structural conflict of interest between the Tender Offeror Group and the Target Company, the Asset Manager believes that establishing infrastructural headquarters to prevent conflicts of interest and other issues from arising with the Target Company for the entrustment of business by the Tender Offeror will contribute to the development of a system to prevent the Tender Offer from impacting the business of the Asset Manager related to the Target Company.

For details, please refer to the press release titled “Notice on Organizational Change and Appointment of New Material Employee in Management Company,” dated September 28, 2022.

II.   Business Alliance

1.	Purposes and reasons for the business alliance

Please refer to “(iii) Discussion and negotiation process leading to the decision to conduct Transaction” of “(A) Purpose of the Tender Offer and decision-making process” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” under “I. Tender Offer” above.

2.	Details of the business alliance

Please refer to “(iii) Discussion and negotiation process leading to the decision to conduct Transaction” of “(A) Purpose of the Tender Offer and decision-making process” of “(2) Background, purpose and decision-making process leading to the decision to conduct the Tender Offer and management policy after the Tender Offer” of “1. Purposes of Tender Offer” under “I. Tender Offer” above.

3.	Outline of parties to the business alliance
(1)	Outline of Takara Leben Co., Ltd.

(A) Name	Takara Leben Co., Ltd.

(B) Address	8-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(C) Title and name of representative	Kazuichi Shimada, Representative Director, CEO and President Executive Director

(D) Business outline	Planning, development, and sales of the “LEBEN” and “NEBEL” series of own-brand condominiums and new detached houses for sale, energy business, hotel business, rebuilding and redevelopment business, overseas real estate sales business, etc.

(E) Stated capital	4,819 million yen

(F) Date of establishment	September 21, 1972
(G) Major shareholders and ownership ratios (as of March 31, 2022)	Yoshio Murayama		23.51%
	The Master Trust Bank of Japan, Ltd. (Trust Account)		10.42%
	Custody Bank of Japan, Ltd. (Trust Account)		2.64%
	Murayama Kikaku Co., Ltd		1.83%
	Ruden Holdings Co., Ltd.		1.47%
	Northern Trust Co. (AVFC) Re Fidelity Funds		1.37%
	Takara Leben Business Partner Shareholding Association		1.20%
	Sumitomo Mitsui Banking Corporation		1.09%
	JPMorgan Chase Bank, N.A.		1.00%
	385781SSBTC CLIENT OMNIBUS ACCOUNT		0.98%

(H) Relationship with the other party

Capital relationship	As of March 31, 2022, SMBC holds 1,184,000 shares of common stock of Takara Leben (percentage of number of shares owned to the total number of shares issued and outstanding (excluding treasury shares): 1.09%).

Personnel relationship	N/A

Business relationship	The company has ordinary banking transactions with SMBC.

Status as related party	N/A

(I)	Financial condition and operating results for the past three (3) years (million yen)

Fiscal period (consolidated)	Fiscal period ended March 2020	Fiscal period ended March 2021	Fiscal period ended March 2022

Consolidated net assets	51,139	54,632	59,601

Consolidated total assets	195,448	204,315	223,473

Consolidated net assets per share (yen)	467.05	498.78	542.04

Consolidated net sales	168,493	148,397	162,744

Consolidated operating income	11,901	10,789	11,877

Consolidated ordinary income	11,201	9,933	10,258

Net income attributable to owners of parent	5,361	4,693	6,215

Consolidated net income per share (yen)	49.45	43.22	57.10

Dividends per share (yen)	19.00	14.00	18.00

(Note)

As stated in “I. Tender Offer” above, as stated in the “Notice of Transition to a Holding Company Structure through a Simple Absorption-type Company Split and Partial Amendments to the Articles of Incorporation (Corporate Name and Business Objectives)” announced on May 13, 2022, Takara Leben plans to change its corporate name to “MIRARTH HOLDINGS, Inc.” on October 1, 2022.

(2)	Outline of SMFL MIRAI Partners Company, Limited

(A) Name	SMFL MIRAI Partners Company, Limited

(B) Address	3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(C) Title and name of representative	Tatsurou Terada, President

(D) Business outline	Real estate business, environmental and energy business and other financial services business

(E) Stated capital	200 million yen

(F) Date of establishment	October 1, 2018

(G) Major shareholders and ownership ratios (as of March 31, 2022)	Sumitomo Mitsui Finance and Leasing Company, Limited		100.00%

(H)	Relationship with the other party

Capital relationship	N/A SMBC is a consolidated subsidiary of SMFG holding 50% of the voting rights of SMFL, the parent company of SMFL Mirai Partners.

Personnel relationship	N/A

Business relationship	The company has ordinary banking transactions with SMBC.

Status as related party	N/A

(I)	Financial condition and operating results for the past three (3) years (million yen)

Fiscal period	Fiscal period ended March 2020	Fiscal period ended March 2021	Fiscal period ended March 2022

Net assets	9,854	22,527	38,535

Total assets	884,021	979,064	1,306,613

Net sales	112,302	135,905	223,559

Operating income	12,887	18,344	23,255

Ordinary income	12,721	18,155	23,081

Net income	9,648	12,673	16,007

(3)	Outline of Sumitomo Mitsui Banking Corporation

(A) Name	Sumitomo Mitsui Banking Corporation

(B) Address	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(C) Title and name of representative	Makoto Takashima, President and Chief Executive Officer

(D) Business outline	Banking services

(E) Stated capital	1,770,996 million yen

(F) Date of establishment	June 6, 1996

(G) Major shareholders and ownership ratios (as of March 31, 2022)	Sumitomo Mitsui Financial Group, Inc.		100.00%

(H)	Relationship with the other party

Capital relationship	As of March 31, 2022, the company holds 1,184,000 shares of common stock of Takara Leben (percentage of number of shares owned to the total number of shares issued and outstanding (excluding treasury shares): 1.09%). SMFL Mirai Partners is a wholly-owned subsidiary of SMFL of which SMFG holds 50% of the voting rights.

Personnel relationship	N/A

Business relationship	The company has ordinary banking transactions with Takara Leben and SMFL MIRAI Partners.

Status as related party	N/A

(I)	Financial condition and operating results for the past three (3) years (million yen)

Fiscal period (consolidated)	Fiscal period ended March 2020	Fiscal period ended March 2021	Fiscal period ended March 2022

Consolidated net assets	8,368,349	9,256,369	9,219,858

Consolidated total assets	206,089,633	228,066,567	242,105,934

Consolidated net assets per share (yen)	77,913.33	86,161.73	85,558.44

Consolidated ordinary profit	3,469,068	2,786,647	2,990,450

Consolidated ordinary income	770,491	534,722	867,849

Net income attributable to owners of parent	517,750	406,093	568,244

Consolidated net income per share (yen)	4,873.02	3,822.11	5,348.27

Dividends per share (yen)	Common stock 5,007	Common stock 2,475	Common stock 3,631

4.	Schedule

Execution date of the business alliance agreement: September 28, 2022

5.	Future prospect

The business alliance will not have any impact on the consolidated financial results forecast of Takara Leben for the fiscal period ending March 2023.

In addition, the business alliance will have only a minor impact on the consolidated financial results of SMFG for the fiscal period ending March 2023.

Solicitation Regulations

This press release is intended to announce the Tender Offer to the public and has not been prepared for the purpose of soliciting an offer to sell units. If unitholders wish to make an offer to sell their units, they should first read the tender offer explanation statement concerning the Tender Offer and make an offer to sell their units at their own discretion. This press release shall neither be, nor constitute a part of, an offer or solicitation to sell, or solicitation to offer to purchase any securities, and neither this press release (or a part of this press release) nor its distribution shall be interpreted to constitute the basis of any agreement in relation to the Tender Offer, and this press release may not be relied upon at the time of entering into any such agreement.

Forward-Looking Statements

This press release may contain forward-looking expressions such as “anticipate,” “expect,” “forecast,” “intend,” “plan,” “believe,” “assume,” and similar expressions, including those related to the future business of the Tender Offeror, Takara Leben Group, SMFL Group, SMBC Group, the Target Company and other companies, etc. Such statements are based on the current prospects of the Tender Offeror, Takara Leben Group, SMFL Group and SMBC Group in light of information currently available to the Tender Offeror, Takara Leben Group, SMFL Group and SMBC Group. Therefore, actual results may differ materially from the expectations of the Tender Offeror, Takara Leben Group, SMFL Group and SMBC Group due to various risks and uncertainty. The Tender Offeror, Takara Leben Group, SMFL Group and SMBC Group assume no obligation to update any forward-looking statements contained herein to reflect actual results or changes in various circumstances or conditions.

Restriction related to the U.S.

The Tender Offer is not and will not be made, directly or indirectly, in or to the U.S., or by using the U.S. postal service or any other means or instruments of interstate or foreign commerce (including, but not limited to, telephone, telex, facsimile, e-mail, and internet communication), or through any facilities of a securities exchange in the U.S. No one can tender investment units in the Tender Offer by any means or instruments above, or through any facility above, or from the U.S In addition, the tender offer registration statement or other related documents are not and may not be sent or delivered by the postal service or any other means in, to, or from the U.S. Any tender of units in the Tender Offer that directly or indirectly breaches any of the restrictions above will not be accepted.

No solicitation for the purchase of securities or their equivalents will be made to residents of the U.S. or in the U.S., and no securities or their equivalents may be sent to the Tender Offeror, Takara Leben Group, SMFL Group and SMBC Group from residents of the U.S. or from the U.S.

Other Countries

The announcement, issuance, or distribution of this press release may be legally restricted in some countries or territories. In such case, unitholders should be aware of and comply with such restriction. The announcement, issuance, or distribution of this press release shall not be interpreted as an offer to purchase or a solicitation of an offer to sell the share certificates, etc. in connection with the Tender Offer, but simply as a distribution of information.